SECURITIES EXCHANGE COMMISIION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                 AMENDMENT NO. 2

      General Form for Registration of Securities of Small business Issuers
                         Commission file number 0-26559

                               CIK No. 0001082603

                                  XIN NET CORP.

             (Exact name of registrant as specified in this charter)

                    Florida                                 330751560
       -------------------------------                      --------------------
      (State of other jurisdiction                          (I.R.S. Employer
      of incorporation or organization)                     Identification No.)

          #830 - 789 West Pender Street, Vancouver, B.C. Canada V6C 1H2
          -------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

      Registrant's telephone number, including area code:   (604) 632-9638

      Securities Registered to be Pursuant to Section 12(b) of the Act:

                                    NONE

      Securities Registered to be Pursuant to Section 12(g) of the Act

                        COMMON STOCK $.001 PAR VALUE

                                TABLE OF CONTENTS
                                      PART I

                                                                           Page

Item 1.  Business                                                              3

Item 2.  Management's Discussion and Analysis of Financial Condition          25
         and Results of Operations

Item 3.  Properties                                                           29

Item 4.  Security Ownership of Certain Beneficial Owners and Management       29

Item 5.  Directors and Executive Officers of the Registrant                   31

Item 6.  Executive Compensation                                               33

Item 7.  Certain Relationships and Related Transactions                       36

Item 8.  Description of Securities                                            38

                                   PART II

Item 1.  Market for Registrant's Common Stock and Security Holder Matters     39

Item 2.  Legal Proceedings                                                    39

Item 3.  Changes in and Disagreements with Accountants on                     40
         Accounting and Financial Disclosure

Item 4.  Recent Sales of Unregistered Securities                              40

Item 5.  Indemnification of Directors and Officers                            58


                                   PART F/S

Financial Statements and Supplementary Data                                   59

Exhibits, Financial Statement Schedule and Reports on Form 8-K                60

Signature Page                                                                61

                                     PART I

ITEM 1.  BUSINESS

(a) General Description and Development of Business.

                              HISTORY OF COMPANY

     On September 6, 1996, the Company was incorporated under the laws of the State of Florida under the name of Placer Technologies, Inc. The Company conducted a small public offering of 200,000 shares @ $.25 per share to achieve $50,000 in capital. In December 1996 a Rule 15c2-11 filing resulted in trading approval on the OTCBB.

      The Company's initial primary service consisted of developing Web Home Pages for small businesses in USA. Minimal revenues were generated in 1996.

     On April 2, 1997, the Company acquired 100% interest of Infornet Investment Limited (a Hong Kong corporation). Through this subsidiary in 1997, the Company entered into a Joint Venture Agreement with Xin Hai Technology Development Ltd. (Xin Hai), an experienced Internet Service Provider (ISP) which owns and operates Internet licenses in the cities of Beijing and Shenyang, China. The Infornet/Xin Hai agreement provides the Company with an 80% interest in Placer Technologies Corp. Joint Venture, until Infornet has recouped all of its invested capital, at which time the profit sharing reverts 49% to XIN HAI and 51% to the Company.

     On June 11, 1997, the Company purchased 100% interest of Infornet Investment Corp., a British Columbia corporation. Infornet Investment Corp. manages daily operations for the Company.

     On July 24, 1998, the Company changed its name from Placer Technologies, Inc. to Xin Net Corp. in order to reflect the core business more accurately.

                                   BUSINESS

Corporate Overview

     The Company structure and major subsidiaries is as follows, with the jurisdiction of incorporation of each subsidiary included in parentheses:

                                  Xin Net Corp.
                                 (Florida, USA)

Infornet Investment Corp.                         Infornet Investment Ltd.
(100% Owned)                                      (100% Owned)
(BC. Canada)                                      (Hong Kong)

                                                  Placer Technologies Corp.
                                                  Joint Venture
                                                  (Beijing, China)
                                                  (with Xin Hai Technology Ltd.)

Business of Issuer. General Operations.
--------------------------------------

     The primary focus of the Company is to be an Internet Service Company in China, through the Joint Venture with Xin Hai Technology Development Ltd. ("Xin Hai"). Presently Xin Hai, its Chinese partner in the Joint Venture, Placer Technologies Corp. is the fifth largest ISP company in Beijing and the third largest ISP company in Shenyang. It is one of only a handful of privately owned Internet Service Companies in China.

     The Company currently maintains an office at: #830 - 789 West Pender Street, Vancouver, B.C. Canada V6C 1H2 (telephone number is 1-604-632-9638). It also has offices as part of the Joint Venture in Beijing at Suite 210, Building B, No - 11 Wu Gen Lin Road, West District, Beijing, PRC, and in Shenyang, P.R.C. at # 44 North HuangHe St., HuangGu, Shenyang, Liaoning, P.R.C., Post Code 110034 and Shanghai, P.R.C. at 17A Hua ye Building No. 69 Yixueyuan Rd, Xujiahui District, Shanghai, Postal Code 200032.

     The core business is to act as a co-venturer to supply Internet services in China by covering the major cities through a Joint Venture with an operating partner-Xin Hai Technology Development Ltd. in Placer Technologies Corp., a Joint Venture (the "Joint Venture"). Businesses include ISP, Home-page portal, Internet Advertising, E-commerce and other value-added services.

Current Business
----------------

     Through its wholly owned subsidiary Infornet Investment Ltd. (Hong Kong) the Company is in a Joint Venture with Xin Hai Technology Development Ltd. (Xin
Hai) for upgrading telecommunication technology and services in China. This has evolved into an Internet focused service provider and e-commerce business. Xin Hai Technology Development Ltd. started its Internet service in Beijing in April 1997. For purposes of this discussion, the Joint Venture operations will be termed "Joint Venture". The Company entered into the Joint Venture with Xin Hai in August 1997.

     ISP licenses in China are tightly controlled by the Ministry of Information Industry and provide a substantial barrier to entry. Foreign ownership is not allowed in Chinese ISP operators. The Joint Venture with Xin Hai Technology Development Ltd. provides the Company designs and develops the computer software and computer network systems and provides capital for the ISP business owned and operated by Xin Hai. The Infornet/Xin Hai agreement provides Infornet with 80% revenue participation in Xin Hai until Infornet recoups its investment, at which time the profit share reverts to 49% to Xin HAI and 51% to Infornet. Xin Hai is currently a supplier of Internet services in China in the major cities Beijing, Shanghai and Shenyang. Xin Hai management is currently planning to open offices Guangzhou (pop. 14 million) and Taiyuan (pop. 7 million), for which licenses are already in hand. Licenses in 6 other major cities are in hand. Official statistics put the number of Internet users in China at 2.1 million at the end of 1998. This number is predicted to grow to more than 4 million at the end of the current year, and to 10 million at the end of year 2000.

      Placer Technologies Corp., the Company's Joint Venture with Xin Hai Technology Development Ltd., has obtained the approval of MOFTEC, China's Ministry of Foreign Trade and Economic Cooperation, and has a business license.

JOINT VENTURE AGREEMENT
------------------------

     Operations of Placer Technologies Corp., the "Joint Venture Company," are defined in the "Operating Agreement of the Cooperative Joint Venture Contract". Xin Hai Technology Development Ltd., the Chinese partner in the Joint Venture, is contracted by the Joint Venture to conduct the day-to-day operations.

Joint Venture
--------------

Under the Joint Venture Agreements, Xin Hai is responsible for:

- coordinating with all existing customers and actively promoting sales and applications of the Joint Venture Company's products, as well as supporting sales of goods and services of the Joint Venture Company to customers;
- obtaining all required permits and authorizations (whether local, municipal, provincial, state or other) and registrations which may be required or applicable to the constitution of the Joint Venture Company including the preparation and submission of the necessary documents for the examination and approval authorities;
- securing and obtaining all necessary licenses, permits and authorizations from the administration which may be applicable or necessary to the business of the company;
- assisting the Joint Venture Company in handling the applications for processing import customs declarations for the machinery and mechanical and electronic equipment to be used and arranging transportation and delivery within the Chinese territory;
- assisting the Joint Venture Company in contracting for and obtaining all necessary infrastructure and utility facilities, such as water, electricity, transportation, etc;
- according to applicable laws and regulations in China, assisting the Joint Venture Company in applying for and obtaining a reduction or exemption of taxes, including local taxes, business tax, import or custom duties, sales taxes or other duties on material, equipment or other goods imported into China for the purposes of the Joint Venture Company, and in obtaining other preferential tax treatments for the Joint Venture Company and the Parties for the maximum available period;
- obtaining all necessary permits or authorization from the appropriate foreign exchange control bureaus confirming the Infornet can have access to all required U.S. dollars or other foreign currency acceptable to it and that Infornet can send its investments to the overseas;
- Xin Hai warrants that it will not cooperate with any party other than Infornet with regard to business of the Company;
- Performing any other responsibilities as may be agreed upon by and between Parties.

The Company is responsible for:

- making the capital contribution to the Joint Venture Company as contemplated in the Joint Venture agreements for capital and operations funds in accordance with the laws and regulations in China;
- assisting Xin Hai in purchasing and/or leasing equipment, material, office supplies, transportation, communication lines from local or overseas suppliers;
- within the China's territory, Infornet warrants that it will not cooperate with any other party than Xin Hai for the business specified in this agreement.

      Placer Technologies Corp., the Joint Venture, collects Internet revenues from Xin Hai Technology Development Ltd. All Revenues are deposited by Xin Hai into a bank account in the name of Xin Hai which shall require joint signatures and joint seals of both a Xin Hai authorized officer and a Joint Venture Company authorized officer for any withdrawal of money from it. Forty percent (40%) of the Revenue shall be transferred to another bank account (second account) of the Xin Hai while the other sixty percent (60%) of the Revenue shall be transferred to a bank account of the Joint Venture Company. The forty percent (40%) Revenue transferred to a second account of Xin Hai shall be used to cover the Operating Expenditures. If the amount is less than actual Operating Expenditures, then the Xin Hai must remit the surplus to the Joint Venture Company. The use of the sixty percent (60%) Internet Revenue transferred to the Joint Venture Company shall be reported to the two Parties of the Joint Venture Company under the terms of the network investment/construction return, technical service fees and profit repatriated to network owners.

      The Joint Venture is liable for the operating expenditures of the Internet network. These operating expenditures include: space and office rental, salaries, and overhead of network operators, leased lines, miscellaneous office furniture and equipment, Internet system hardware and software, advertising, travel and promotion, reasonable entertainment, marketing costs, insurance and management cost.

     The Company's wholly owned subsidiary, Infornet Investment Ltd. is obligated to contribute all of the capital of the Joint Venture which the Company provides to Infornet. Under the Joint Venture the required capital is $525,000 USD with a total investment of $2,000,000 (U.S.) and Infornet Investment Ltd. has already contributed all required capital. No further capital contribution is required from Infornet Investment Ltd., however the Company has advanced and will continue to advance loans to the Joint Venture as necessary to continue the business, but subject to the limits of the Company's capital.

Certain Obligations of the Joint Venture company
------------------------------------------------

     Under the Joint Venture  contract,  the Joint Venture provides the Internet
Network  with  all  the  communication   equipment  as  well  as  the  necessary
accessories for selling or leasing to end users.

      The Joint Venture also shall perform or cause to be performed all the engineering services in respect of the Internet Network which include but shall not be limited to: the engineering design; the integration, the installation and the testing of the Internet Network; the customization of the Internet Network protocol and of the network management software; the development of end user interface software and user application software; the technical support to the Internet Network and advisory service on maintenance; the supply of parts and instruments to the Internet Network.

     Xin Hai Technology Development Ltd. holds the "business," including ISP operating licenses, industrial property rights, and network. The ownership and title to all of the assets compromising the Internet Network shall remain with the Joint Venture during the term of the Joint Venture, Xin Hai shall, subject to the Agreements, be entitled to the custody and control of such assets on behalf of the Joint Venture. Subject to the prior written approval of the Joint Venture, title to any such assets may be vested in Xin Hai and, in all such cases, such assets shall be held by Xin Hai in trust for the Joint Venture. Xin Hai is not liable for further capital contribution, except as necessary to operate the Internet business of the Joint Venture.

     The day-to-day network operations of the Joint Venture are conducted by the Chinese partner, Xin Hai. General management is assumed by Mr. Xin Wei, an employee of Infornet Investment Corp. (the Company's wholly owned Canadian subsidiary), who is also the president of Xin Hai Technology Development Ltd. Strategic issues and decisions are tackled by a team compromised of the Company's board of directors and Mr. Xin Wei. Xin Hai Technology Ltd. has agreed as an addendum to the Joint Venture agreement that until all investment in the Joint Venture has been recouped by the Company, that the Company will designate the managers/directors of the Joint Venture and control the decisions of the Joint Venture.

      The Joint Venture may be terminated prior to the expiration of its 20 year term in one of the following ways:

-breach of agreement which goes uncured
-by mutual agreement between the partners;
-in case the Joint Venture is bought by a third party;
-or, in case of bankruptcy, or receivership or liquidation of a party; -excessive losses due to force majeure.

Upon termination, the assets of the Joint Venture will be allocated:
      -a) if Infornet Investment Ltd. has not yet recouped its invested capital, 80% of the assets go to Infornet and 20% go to Xin Hai.
      -b) if Infornet Investment Ltd. has already recouped its invested capital, 51% of the assets go to Infornet and 49% go to Xin Hai.

Events of Default
-----------------

      If any party fails to perform its duties specified in the present Joint Venture Contract or in the Articles of Association, or if the Party seriously breaches the provisions of the Joint Venture Contract or of the Articles of Association, and thereby causes damage to the operations of the Joint Venture Company or causes directly or indirectly, the failure to reach the goals regarding the operations specified in the Joint Venture Contract, such act shall be deemed an event of default by the Party who breaches the Joint Venture Contract. The other Party is entitled to claim for remedy, and shall have the right to terminate the Joint Venture Contract by filing an application to the competent examination and approval authorities. Should the Joint Venture Company continue to operate, the Party who breaches the Joint Venture Contract must compensate for the economic losses and damages incurred by the Joint Venture Company and the shareholders thereof.

      The Joint Venture provides that within eighty (80) days after the end of each Fiscal Year, an annual report will be prepared for such Fiscal Year containing: audited financial statements as at the end of, and for, such Fiscal Year (prepared in accordance with international generally accepted accounting principles (International GAAP) adopted in China consistently applied, with comparative financial statements as at the end of, and for, the immediately preceding Fiscal Year) containing a balance sheet; a statement of profit and loss; a statement of changes in financial position; and a statement of change capital; a report of the Auditors on such financial statements stating that such financial statements have been prepared in accordance with international generally accepted accounting principles (International GAAP) adopted in China consistently applied; a report an allocations and distributions (whether directly or indirectly) to the Parties;

INDUSTRY AND CHINA MARKET

China Economy
-------------

      China is one of the largest countries in the world and is the most populated. Since 1949, China underwent about 30 years of severe central planning and was mostly closed to the outside world. Within that period the country was subjected to the "Great Leap Forward" of the late 50's and the "Cultural revolution" of the late 60's. When the country was returned to a market economy by Deng Xiaoping, 1 billion Chinese were set free to pursue economic growth and its rewards. Today, after over 20 years of economic reforms, China has risen from an under-developed economy with little technical or industrial expertise to the third largest economy in the world after the United States and Japan.

China - Computer Industry With 1.2 billion people, China accounts for about one fifth of the world's population. Computer usage is rapidly growing, especially amongst the younger age groups, leading industry analysts to be optimistic about the prospects for this market. Computer consultant International Data Corp.
(IDC) predicted that PC sales in China would amount to 3.9 million units in 1998, a 30% increase over the previous year. During the second quarter of the year, 994,000 DC units were sold, making the Chinese market the second-fastest growing market for PCs in Asia, after India.

      Growth is expected to keep climbing in 1999, with IDC forecasting sales of
4.9 million units for this year. Analysts expect tremendous long-term growth in the consumer market because of China's large population and the actually low penetration rate of home computers.

      Although large companies like IBM and Microsoft dominate the world market, in 1998 Chinese PC companies held about 60% of the domestic market share. The reason is simply one of price and affordability.

China - Computer Affordability
------------------------------
     The average annual per capita disposable income in urban households has increased significantly since 1992. Then, monthly income of 400 Yuan (about US$50) was desirable, yet currently, urban foreign JV employees' salary falls in a range of 5,000 to 10,000 Yuan (about US$625 to US$1,250) per month. Urban local enterprise employees' salary averages 4,500 Yuan (about US$562.50) per month. The mainstream computer sells for 8,000 to 15,000 Yuan (about US$1,000 to 1,875), the low end sells for only 6,000 Yuan to 8,000 Yuan (about US$750 to US$1,000).

China - Internet
----------------

      Chinese Internet users have increased from 10,000 in 1994 to 620,000 by the end of 1997. At present, Internet users are increasing by more than 150,000 per month on average. There were about 2.1 million at the end of 1998, and by the end of year 2000, there may be 10 million users. China's PC market's exponential growth and technological advancements are the major forces driving the Internet boom.

      Large corporations are entering the China market. In March 1999, Microsoft unveiled a new product called Venus, developed by a joint venture in China. "Venus" would let Chinese consumers view the Internet through their TV sets and is similar to Microsoft Web TV product in the U.S.

Future Plans for ISP in China
-----------------------------

      China has recently allowed other domestic companies to do businesses formerly monopolized by China TeleCom. Presently, foreign investors are still restricted from direct operation. China is also investing heavily to improve the bandwidth and the quality of their backbone - ChinaNet, while at the same time reducing the rates for telecommunications services. Based on those facts, we plan to open more offices in major cities and enhance E-commerce and other value-added services.

Governmental regulation for Internet services in China
------------------------------------------------------

      To date, Chinese Internet operating licenses have been restricted to Chinese companies only.

     The Company, through its subsidiary Infornet, participates in the Joint Venture with Xin Hai Technology Development Ltd., a Chinese privately owned company in the Internet business in China. If the Chinese government liberalizes policy toward foreign participation in Internet Operating Licenses, it could substantially increase competition in the markets where the Joint Venture operates. Thereby adversely affecting the company markets.

       The Chinese government, while currently open to Joint Venture, could at any time, restrict operations, or expropriate from foreign participants' assets in China. Any such action could have disastrous financial consequences to the company and its business.

Statistics
----------

     Statistics on Internet usage, industry sales and market estimates are taken from various articles appearing in newspapers and magazines such as "The South China Morning Post", "The Wall Street Journal", "Asia Times" and "Beijing Review" citing sources such as the Chinese Ministry of Information Industry (formerly the Ministry of Posts and Telecommunication) which oversees that Internet in China. Another source is the June 1999 Report by the BDA and the Strategis Group, titled "The Internet in China".

      An article in the August 1999 issue of "China Today", titled "Government Encourages Market Competition in Telecommunications Industry" mentions "Since 1990, fixed telephone line use has been steadily increasing at an annual rate of 40 percent, and mobile phone use has been increasing 157 percent annually. According to the World Telecommunications Yearbook, China's telecommunications industry growth is the fastest in the world."

Competitive Conditions
----------------------

     Privately owned ISPs often compete with government owned or affiliated ISPs. The playing field is not always level, as the latter can benefit from subsidized access to dial-up lines, leased lines and Internet bandwidth (BDA Report p. 94). The Company does not have a Joint Venture with a Chinese government owned company, but rather leases lines from China Telecom. In China, access to the Internet is predominantly achieved using telephone lines. Growth in Internet usage is largely an urban phenomenon; to the 20% of the Chinese population who reside in the cities, the telephone is a common commodity.

     In spite of severe competitive conditions, the Company plans to grow its business in China based on excellent service, user friendliness and interesting content on its web site.

     The growth in number of Internet users does not translate into the same growth in number of Internet subscribers. This is due to the fact that many users access the Internet at work, through their employers' Internet access; moreover, several individuals may access the Internet using a single subscriber account.

     Dial-up  Internet  access is still  expensive in China as compared to North
America for example, even more so when the average salary is taken into consideration. However long distance telephone rates are coming down, as shown by the significant tariff reduction by Chinanet on March 1, 1999. In addition, the Shanghai Telecom offers to its telephone subscribers the free installation of a second telephone line.

     The Company has introduced an expanded online E-Commerce service to the Chinese market in 1999. The Joint Venture now operates a live online auction site.

     To facilitate growth the Joint Venture will solicit PC manufacturers and retailers to bundle services, put more effort on system integration services, and will offer more value-added. Revenues from e-commerce operations will consist of fees collected from businesses, such as restaurants, flower shops, etc. that advertise on the Joint Venture's web site. Moreover, the Joint Venture anticipates revenues from the new on-line auction business in the form of listing fees from sellers and commissions from sellers on goods and services sold through successful bids. The Joint Venture will also enhance its portal type home page and E-commerce offerings. The Joint Venture will also look for strategic alliances with suitable partners.

     The network in which the Company participates as a Joint Venturer has attracted more than 30,000 subscribers in 2 1/2 years of operations. The Joint Venture through Xin Hai Technology Development Ltd. (Joint Venture partner) has about 80 employees at its present locations in Beijing, Shenyang and Shanghai.

Industry Background
-------------------

      Development of the Internet. The Internet is a global network of interconnected, separately administered public and private computer networks that enables commercial organizations, educational institutions, government agencies and individuals to communicate, access and share information, provide entertainment and conduct business remotely. Use of the Internet has grown rapidly since the start of its commercialization in the early 1990's. International Data Corporation, also referred to as IDC, estimates that there were approximately 23.4 million Internet users in Asia (including Japan) at the end of 1998 and projected that the number of users will grow to 98.7 million by the end of 2003. This reflects a compound annual growth rate of 33.4%. This rapid growth in the popularity of the Internet is due in large part to increasing computer and modem penetration, development of the Web, the introduction of easy-to-use navigational tools and utilities, and the growth in the number of informational, entertainment and commercial applications available on the Internet Technological advances relating to the Internet have occurred and continue to occur rapidly, resulting in more robust and lower cost infrastructures, improved security and increased value-added services and content. Growth in client/server computing, multimedia personal computers and online computing services and the proliferation of networking technologies have resulted in a large and growing group of people who are accustomed to using networked computers for a variety of purposes, including e-mail, electronic file transfers, online computing and electronic financial transactions. These trends have led businesses increasingly to explore opportunities to provide Internet based applications and services within their organization and to customers and business partners.

     World Wide Web. An important factor in the widespread adoption of the Internet has been the emergence of a network of servers and information available called the World Wide Web. The Web is a network medium rich in content, activities and services. A few examples of what is available on the Web include magazines, news feeds, radio broadcasts, and corporate, product, educational, research, and political information, as well as activities, including chat and Web communities and customer services, including reservations, banking, games and discussion groups.

      The rapid deployment of the Web has introduced fundamental changes in the way information can be produced, distributed and consumed, lowering the cost of publishing information and extending its potential reach. Companies from many industries are publishing products and company information or advertising materials and collecting customer feedback and demographic information interactively. The structure of Web documents allows an organization to publish significant quantities of information while simultaneously allowing each user to view selected information that is of particular interest in a cost effective and timely fashion.

     Asia-Pacific  Internet  Growth  Opportunities:  The  Company  believes  the
Asia-Pacific region presents a promising market for Internet growth. IDC forecasts in its March 1999 publications that in the Asia-Pacific region (including Japan), the number of Internet users will increase from 23.4 million at the end of 1998 to 98.7 million by the end of 2003, reflecting a compound annual growth rate of 33.4%, while in the more developed U.S. Internet market, the number of Internet users will increase from 70.1 million in 1998 to 181.1 million in 2003, reflecting a compound annual growth rate of 20.9%. Industry research projects that Internet users outside the United States will surpass U.S. users by the year 2000.

     The Company believes the recent economic downturn in the Asia-Pacific region has not significantly slowed the rate of Internet penetration in many individual Asia-Pacific markets, as consumers and corporate customers have discovered that Internet applications, such as e-mail and Web site advertising, represent lower-cost substitutes for comparable non-Internet products and services. In addition, the Company believes the recent volatility in
Asia-Pacific financial markets has increased the demand for reliable, around-the-clock news and information on local, regional and global events, which is often readily available only through the Internet.

      IDC has projected high growth in both Internet usage and personal computer installations, important indicators for Internet accessibility in each of the primary markets in which we currently operate. The following table summarizes key historical and projected data in the Greater China and Asia markets:

                                               Compound Annual Growth Rate

                                                           1998 - 2003
                                                --------------------------------
                                          (in millions except penetration rates)

China

 Number of Internet users (a)                       2.4      16.1         46.3%
 Number of PCs installed                            9.9      35.1         29.9%
 Internet penetration rate (b)                      0.2%      1.3%        45.4%
 PC penetration rate (c)                            0.8%      2.7%        27.5%
 Population (d)                                 1,236.9   1,291.1          0.7%

Hong Kong

 Number of Internet users (a) .................0.7   2.2   25.7%
 Number of PCs installed (a) ..................1.6   2.5    9.3%
 Internet penetration raw (b) ................10.6% 30.3%  23.4%
 PC penetration rate (c) .....................24.2% 35.3%   7.8%
 Population (d) .............................  6.7   7.2    1.4%

Asia (including Japan) (e)

 Number of Internet users (a) ................23.4    98.7  33.4%
 Number of PCs installed (a) .................65.0   130.0  14.9%
 Internet penetration rate (b) ................0.8%    3.2% 32.0%
 PC penetration rate (c) ......................2.2%    4.2% 13.8%
 Population (d) ...........................2,895.5 3,063.4   1.1%

CHINA. China has a population of approximately 1.2 billion and an Internet penetration rate of approximately 0.2% at 1998. With its large population and government commitment to the development of the Internet, the Company believes China represents enormous potential for Internet use in the long-term.

HONG KONG. Hong Kong has a well-educated, technologically sophisticated population. With a population of 6.7 million and an Internet penetration rate of approximately 10.6% at 1998, the Company believes Hong Kong should be quick to utilize Internet technologies.

ASIA. With a projected Internet user compounded annual growth rate of over 30% per year during the five-year period between 1998 and 2003, the Company expects online opportunities to develop significantly in Asia.

The Internet as a New Business Medium
-------------------------------------

     The growth in the number of Internet users, the amount of time users spend on the Internet, the increase in the number of Web sites and the rate of Internet and PC penetration is being driven by the increasing importance of the Internet as a content resource, advertising medium and platform for consumer services.

     E-commerce. The Internet is dramatically affecting the methods by which consumers and businesses are evaluating and buying goods and services, and by which businesses are providing customer service. Businesses have sought to capitalize on the Internet as a platform for consumer services through the establishment of Web sites devoted exclusively to the dissemination of information relating to their products and services. The Company's services cater directly to such businesses seeking to expand online, and the Joint Venture is able to provide comprehensive solutions to clients ranging from the design and development of their Web site to access.

     As part of providing services, the Joint Venture also assists businesses seeking to conduct sales transactions directly to consumers through e-commerce on their Web sites. The Internet provides online merchants with the ability to reach a global audience and to operate with minimal infrastructure, reduced overhead and greater economics of scale, while providing consumers with a broad selection, increased pricing power and unparalleled convenience. As a result, the volume of business transacted on the Internet is anticipated to grow in significance.

     The Joint Venture has also sought to engage in e-commerce to capitalize on the revenue generating opportunities through our ISP system. In September 1999, the Joint Venture launched on online auction site in China. IDC projects that e-commerce in China, will grow by a compound annual growth rate of 242.8% and will reach approximately $3.8 billion, in 2003.

The Xin Net Opportunity
-----------------------

     Xin Net offers a comprehensive suite of Internet related services and solutions to the Greater China and Asia markets. The Company believes that by offering an integrated platform of content, community and commerce and related services, the Company is well positioned to capitalize on the growth of the Internet throughout Asia.

Company Strategy
----------------

     The Company strategy is to capitalize on the Internet growth in Greater China and Asia and among Chinese users. The Company believes the Greater China and Asian markets represent one of the fastest growing and potentially one of the largest user groups on the Internet today. In order to capitalize on this growth opportunity in the Greater China and Asian Internet markets, the Company entered into the Joint Venture to provide access to subscribers/users, create a platform for e-commerce and value-added services specifically tailored to the Greater China market.

     The Company believes the Greater China market will adopt Web-based e-commerce as an increasing number of businesses and consumers embrace the Internet as a viable method of purchasing goods and services. Over the long-term, the strategy is to facilitate e-commerce developments in these markets and generate revenues on a transaction basis for businesses over the Joint Venture network.

     In order to increase traffic and build the market, the Company will continue to pursue strategic relationships with prominent, internationally recognized business partners who offer quality content, technology and distribution capabilities as well as marketing and cross-promotional opportunities.

Company Products, Services and Solutions
------------------------------------

     The operating partner in China, Xin Hai, has been granted Internet licenses in six new Chinese cities. They are Guangzhou (formerly Canton), Dalian, Nanjing, Wuhan, Chengdu and Xian. Together with Beijing, Shanghai, Shenyang and Taiyuan, Xin Hai now has licenses for ten major cities with a combined population of about 80 million. Geographically, Xin Hai has enough cities to form a major national ISP company. After a month of pre-opening sales and marketing, the Shanghai office is fully operational as of July 1, 1999. Following Shanghai and Taiyuan, management plans to open Guangzhou, the key city in Southern China.

     The Joint Venture is now offering domain name registration services. Xin Hai has recently incorporated the website WWW.CHINADNS.COM, the first in China to offer online site registration. The Joint Venture also provides web hosting and web page design services.

     The partner in the Joint Venture, Xin Hai, has been awarded "Strategic Partner" status from IBM China. This status officially identifies Xin Hai as an OEM for IBM hardware and software including Netfinity servers, PC's, Intellistation Work Stations, ThinkPad, Aptiva Multimedia PC's and all related products. Xin Hai now has the right to use IBM in its advertising and promotional material, and receive special support and training from IBM. This is recognition from IBM of Xin Hai position in the China Internet market.

     Xin Hai, the Joint Venture Partner, is an Internet Service Provider (ISP) and an Internet Content Provider (ICP) that has more than 30,000 subscribers. Xin Hai, as part of the Joint Venture, currently operates a live online auction site in China www.xinbid.com Xin Hai Network.

     The Joint Venture ISP system and business is organized on the fundamental concept of Internet access and commerce. This basic structure is a platform for creating a rich variety of online products and allows the Joint Venture to be an attractive host to online advertisers. The Joint Venture not only hosts and serves advertising, but strategically directs Internet traffic to Web sites designed hosted, or maintained or on the Joint Venture network.

     Content Services. The Joint Venture provides a one-stop gateway to the Internet that aggregates, organizes and delivers information to meet the needs of users interested in localized information pertaining to Greater China. This localized content is delivered through our network ISP.

     Chnmail.com is the Joint Venture premier site for content, community and commerce products and services in simplified Chinese, entertainment as well as providing value-added community services through chat and message board services.

Marketing
---------

     The Company has already achieved some name recognition and market share through URLs. Going forward, the Joint Venture will seek to achieve even broader market penetration and increase the use of services by well designed advertising campaigns and advantageous promotional offers to new subscribers.

     Increasing Usage By Existing Consumers. The Joint Venture regularly enhances services and update content hosted on the network in order to encourage frequent visits by users. The Joint Venture offers community building services designed to increase user usage and loyalty. The Joint Venture is developing personalized services that enable consumers to establish a personal profile and receive information targeted to their interests. Because customizing these personalized services typically requires some effort and time on the part of the consumer, the Company believes that consumers who use personalized services will continue to use the Joint Venture Portals and not switch to a competitive service.

Joint Venture Employees
-----------------------

     As of the end of November 1999, the Joint Venture had eighty (80) full-time employees, consisting of 32 persons in marketing, and in sales, and 32 persons in technical operations and support. The Company's future success will depend in part on the ability to continue to attract, retain and motivate highly qualified technical and marketing personnel. From time to time, the Joint Venture also employs independent contractors to support development, marketing, sales and support and administrative organizations. The Joint Venture employees are not represented by any collective bargaining unit and the Joint Venture has never experienced a work stoppage.

Facilities
----------

     Servers. The systems infrastructure consists of multi-vendor server systems geographically located in China, in Beijing, Shanghai and Shenyang interconnected to the Internet through co-location at major ISP data center facilities and at our own sites. The auction site infrastructure is located in British Columbia, Canada.

Regulation of Internet Operations
---------------------------------

      Under the Administrative Measures on Security Protection for International Connections to Computer Information Networks, any use of the PRC Internet infrastructure which results in a breach of the public security or the provision of socially destabilizing content is a violation of Chinese laws and regulations. A breach of the public security includes:

-     breach of national security or disclosure of State secrets;
- infringement on State, social or collective interests or the legal rights and interests of citizens; or
-     illegal or criminal activities.

Socially destabilizing content includes content that:

- incites defiance or violation of the PRC Constitution, laws, or administrative statutes;
- incites subversion of State power and the overturning of the socialist system;
-     incites national division and harms national unification;
- incites hatred and discrimination among nationalities and destroys national unity;
- fabricates or distorts the truth, spreads rumors or disrupts social order;
- spreads feudal superstition, involves obscenities, pornography. gambling, violence, murder, horrific acts or instigates criminal acts;
- openly humiliates another party or slanders another party through a fabrication of the truth;
-     damages the reputation of a State organ; or
-     violates the Constitution, laws or administrative statutes.

     If through the provision of services to users in the PRC, the Joint Venture commits any of the above, whether with or without intent, it would be subject to significant liability. Potential liability would include being disconnected from the ChinaNet or blocked in the PRC. Where breaches are severe, criminal proceedings may be initiated against the Joint Venture and the Company.

     The Joint Venture partner, Xin Hai, provides regulatory advice and reviews content provided through the network to determine whether such content is in compliance with PRC regulatory requirements. Because of the stringent requirements relating to the type of content allowed utilizing the PRC Internet infrastructure and a conservative interpretation of such regulations, the content provided over the Joint Venture network is stringently edited and may not be as interesting as other Web sites which do not try to comply with PRC regulatory requirements. Such Web sites, however, may run the risk of being blocked from the PRC Internet infrastructure by local public security bureaus.

     The PRC has also enacted other regulations governing Internet connections and the distribution of information via the Internet According to the Administrative Measures on China Public Multimedia Telecommunication. Internet content providers are required to report to the Ministry of Post and Telecommunication (the predecessor of Ministry of Information Industry) or provincial Post and Telecommunication Bureau for verification and to enter into an interconnection agreement and undertaking letter for information security with China Telecom or other node Service Providers. The Joint Venture has complied with these requirements.

   Under the Administrative Measures on Security Protection for International Connection to Computer Information Networks, entities with their computer information networks interconnected with the Internet are required to register a notice filing with the relevant authorities designated by local public security bureaus. The Joint Venture has fulfilled these registration procedures.

     The Joint Venture will encounter substantial competition from other Internet service companies, most of which are major multinational corporations. Any potential purchaser of the shares should carefully review all "Risk Factors" section and the "Financial Statements" section herein.

Products, Services, Markets, Methods of Distribution and Revenues.
-------------------------------------------------------------------

     Internet Services are presently the principal services of the Company through its Joint Venture. The market is focused on China's major cities. Xin Hai offices in Beijing and Shenyang have been operating since 1997. The Shanghai office opened in June/July 1999. Offices in Guangzhou and Taiyuan are planned to open soon. Revenues come from subscription fees, domain name registration online usage fees, home page design fees and other miscellaneous sources.

Working Capital Needs
---------------------

     The working capital needs of the Company arise primarily from: the need for capital for the Joint Venture, expanding existing capacity of the Joint Venture services, to open more offices in other major cities, to launch new value-added services, enhance capability for E-commerce design and development in the People's Republic of China. These requirements have been met by a private placement for an amount of US$5.5 million in May 1999 which provided the needed working capital for the near and medium term of the Company.

Dependence on client base.
--------------------------

     Presently all revenue comes through the Joint Venture from subscription fees, net cards, advertising and domain name registration from the client base in Beijing, Shanghai and Shenyang. At the end of October 1999, the number of subscribers totaled over 31,000 and increased to over 40,000 at the end of November 1999. The Joint Venture and Company's dependence on this client base will continue in the foreseeable future.

Backlog of Orders.      None.

Government Contracts.   None.

Competitive Conditions.
-----------------------

     A number of factors, beyond the Company's control and the effect of which cannot be accurately predicted, may affect the marketing of the Internet access and services to the Joint Venture. These factors include political policy on ISP's operation, political policy to open the doors to foreign investors, and the availability of adequate capital. The Internet Services industry in China is highly competitive. The Joint Venture faces competition from government owned ISPs and other privately owned ISPs. Many of them possess greater financial and personnel resources than Xin Hai and the Joint Venture and therefore have greater leverage to use in developing new services, expanding capacities, hiring personnel and marketing. Accordingly, a high degree of competition in these areas is expected to continue. The markets for Internet services and content have increased substantially in recent years, but cost of lines rental is still the major expense of the Joint Venture. Currently, all ISPs can only rent lines from Chinese Government Telecommunications Companies. There is uncertainty as to future line cost, although it has been reduced by half recently and is expected to continue to come down. There is no assurance the Registrant's revenues will not be adversely affected by these factors.

      The market in China is monitored by the Government, which could impose taxes or restrictions at any time which would make operations unprofitable and infeasible and cause a write-off of capital investment in Chinese ISP opportunities.

     A number of factors, beyond the Company's control and the effect of which cannot be accurately predicted may affect the marketing of the ISP and services. These factors include political policy on ISP's operation, political policy to open the doors to foreign investors, the availability of adequate and width of the ChinaNet backbone and gateway.

Registrant Sponsored Research and Development.  None.
-----------------------------------------------------

Compliance with related Laws and Regulations.
---------------------------------------------

     The operations of the Joint Venture are subject to local, provincial and national laws and regulations in the People's Republic of China. Xin Hai Technology Development Ltd. holds licenses to do businesses in the currently operated locations: Beijing, Shanghai and Shenyang, as well as in seven other cities. The Joint Venture is unable to assess or predict at this time what effect such regulations or legislation could have on its activities in the future.

      (a)  Local regulation -

     The Company cannot determine to what extent future operations and earnings of the Placer Technologies Corp. Joint Venture may be affected by new legislation, new regulations or changes in existing regulations.

      (b)  National regulation -

     The Company cannot determine to what extent future operations and earnings of the Placer Technologies Corp. Joint Venture may be affected by new legislation, new regulations or changes in existing regulations. (See Discussion of such laws previously under "Regulations of Internet Operations" and "Government Regulation for Internet Service in China").

      The value of the Registrant's investments in the Placer Technologies Corp. Joint Venture may be adversely affected by significant political, economic and social uncertainties in the People's Republic of China ("PRC"). Any changes in the policies by the Government of the PRC could adversely affect the Xin Hai Joint Venture by, among other factors, changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, the expropriation or nationalization of private enterprises, or political relationships with other countries.

Material Agreements
-------------------

      Joint Venture Agreement

     In a Joint Venture agreement dated August 25, 1998 through a 100% owned subsidiary Infornet Investment Ltd., (Registered in Hong Kong) - the Company entered into a Joint Venture with Xin Hai Technology Ltd. to provide technology and capital to expand ISP services in China. The Company agreed to contribute 100% of the capital expenditure of the Joint Venture; in return, Infornet Investment Ltd. will receive 80% of the profit generated by the Joint Venture until recoupment of its investment and thereafter the profit share will revert to 49% to Xin Hai Technology Development, Ltd. and 51% to the Company. Substantial description of other substantive provisions have been summarized in the Business section under "Joint Venture Agreement" on page 5.

Number of Persons Employed.
---------------------------

     As of October 20, 1999, the holding company had two employees, Xiao-qing Du and Xin Wei, through Infornet Investment Corp., each at a salary of C$2,500 per month. Xiao-Qing Du is president of Infornet Investment Corp. (Canada) and Xin Wei is responsible for the operations in China. Marc Hung serves as President, full time.

     The Joint Venture through its partner, Xin Hai, had 80 full-time employees in the PRC at the end of November 1999.

YEAR 2000 CONSIDERATIONS

     The Company has assessed and continue to assess the risk of "Y2K" problems in the operation of its business. This includes an examination of all computer-controlled processing and analytical equipment, the power supply to the facility, telephone, banking services and water supply to the facility. We have completed the Y2K assessment and taken all corrective action required through software upgrades and equipment modification. Should further problem areas be noted, corrective action will be taken to minimize disruption of the Company's operation.

     Year 2000 issues "Year 2000 problems" result primarily from the inability of some computer software to properly store, recall or use data after December 31, 1999. The Company is engaged in business activities, which rely on information technology ("IT") systems including for billing and accounting, as well as system connections for ISP customers and servers. All of the Joint Venture hardware and software have been upgraded for 2000 compliance accordingly, the Company does not believe that it will be materially affected by Year 2000 problems, except potentially from third party Internet and telephone systems which could be impaired by partial system disruptions. Moreover, while the Company relies on third-parties that may suffer from Year 2000 problems that could affect the Company's operations, it does not believe that such third-party Year 2000 problems will affect the company in a manner that is different or more substantial than such problems affect other similarly situated companies. The Joint Venture has designed a limited contingency plan with respect to Year 2000 problems that may affect the Company or third-party suppliers.

      The foregoing is a "Year 2000 Readiness Disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Policy. The nature of the Company's business does not subject it to compliance with federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, which would have a material effect upon capital expenditures, earnings or competitive position.

      The Company currently maintains its office at: #830 - 789 West Pender Street, Vancouver, B.C. Canada V6C 1H2. Its telephone number is 1-604-632-9638. It also has offices in Beijing at Suite 210, Building B, No - 11Wu Gen Lin Road, West District, Beijing, PRC.

(b) Parents and Subsidiaries

      Parent

      XIN NET CORP., a Florida corporation

      Subsidiaries

      INFORNET INVESTMENT CORP., a British Columbia corporation (100%) INFORNET INVESTMENT LTD., a Hong Kong corporation (100%)

      PLACER TECHNOLOGIES CORP., a Joint Venture in China (80%, reverting to 51% Infornet Investment Limited and 20%, reverting to 49%, Xin Hai Technology Development).

                                  RISK FACTORS
                                  ------------

THE ASIAN INTERNET INDUSTRY IS INTENSELY COMPETITIVE

     The Greater China and Asian Internet market is characterized by an increasing number of entrants because the start-up costs are low. In addition, the Internet industry is relatively new and subject to continuing definition and as a result. Competitors may better position themselves to compete in this market as it matures. Many existing competitors, as well as a number of potential new competitors, have longer operating histories in the Internet market, greater name recognition, larger customer bases and databases and significantly greater financial, technical, and marketing resources than the Company. Any present or future competitors may provide services that provide significant performance, price, creative or other advantages over those offered by the Company. There can be no assurance that the Company will be able to compete successfully.

COMPETITION WITH RESPECT TO USER TRAFFIC, EASE OF USE AND FUNCTIONALITY INCLUDE:

- Chinese language based Web search and retrieval companies such as Yahoo! China.com, Sina.com., Netease, Soho, Shanghai Online, ChinaByte and Netvigator (which is owned by Hongkong Telecom);

- English language based Web search and retrieval companies such as Infoseek, Lycos, Yahoo! and Microsoft Network, (MSN); and

- Retrieval services and products offered by Altavista, HotWired Ventures, and Inktomi's HotBot and OpenText.

     In the future, the Company and Joint Venture will encounter competition from other ISPs and Internet companies. Competitors may develop services that are equal or superior to those offered by the Joint Venture to users and may achieve greater market acceptance than the Joint Venture's offerings in the area of performance, ease of use and functionality.

THE GREATER CHINA AND ASIAN INTERNET INDUSTRY IS A DEVELOPING MARKET AND HAS NOT BEEN PROVEN AS AN EFFECTIVE COMMERCIAL MEDIUM

     The market for Internet services in Greater China and Asia has only recently begun to develop. Since the Internet is an unproven medium for advertising and other commercial services, future operating results from online advertising and web solutions services will depend substantially upon the increased use of the Internet for information, publication, distribution and commerce and the emergence of the Internet as an effective advertising medium in Greater China and Asia. Many potential customers will have limited experience with the Internet as an advertising medium or sales and distribution channel, will not have devoted a significant portion of their advertising expenditures or other available funds to Web-related business or Web site development and may not find the Internet to be effective for promoting their products and services relative to traditional print and broadcast media.

     Critical issues concerning the commercial use of the Internet in Greater China and Asia such as security, reliability, cost, ease of deployment, administration and quality of service may affect the adoption of the Internet to solve business needs. For example, the cost of access may prevent many potential users in Asia from using the Internet. Moreover, the use of credit cards in sales transactions is not a common practice in parts of Asia. Until the use of credit cards, or another alternative viable means of electronic payment becomes more prevalent, the development of e-commerce on our Internet will be seriously impeded. In addition, even when credit cards or another means of electronic payment becomes prevalent throughout Asia, consumers will have to be confident that adequate security measures protect electronic sale transactions conducted over the Internet and prevent fraud.

ADVERTISING TARGETING THE ASIAN MARKET MAY NOT INCREASE UNLESS A SIGNIFICANT AMOUNT OF LOCAL LANGUAGE CONTENT IS DEVELOPED ON THE INTERNET

     Currently, there are a limited number of Web sites on the Internet that provide content for Asian browsers in their own languages. The Company can provide no assurances that content provided through the Internet will increase and become an attractive source of information for the Asian market that will generate use of the Joint Venture network.

EXPANSION INTO THE PRC INTERNET MARKET DEPENDS ON THE ESTABLISHMENT AND MAINTENANCE OF AN ADEQUATE TELECOMMUNICATIONS INFRASTUCTURE IN THE PRC BY THE PRC GOVERNMENT

     Unlike Taiwan and Hong Kong, where the telecommunications infrastructure is comparable to U.S. standards and where private companies compete as ISPs, the telecommunications infrastructure in the PRC is not well developed. In addition, access to the Internet is accomplished primarily by means of the government's backbone of separate national interconnecting networks that connect with the international gateway to the Internet, which is owned and operated by the PRC government and is the only channel through which the domestic PRC Internet network can connect to the international Internet network. Although private sector ISPs exist in the PRC, almost all access to the Internet is accomplished through ChinaNet, the PRC's primary commercial network, which is owned and operated by the PRC government. The Joint Venture relies on this backbone and China Telecom to provide data communications capacity primarily through local telecommunications lines. As a result, the Joint Venture will continue to depend on the PRC government to establish and maintain a reliable Internet infrastructure to reach a broader base of Internet users in the PRC. The Company will have no means of getting access to alternative networks and services, on a timely basis or at all, in the event of any disruption or failure. There can be no assurance that the Internet infrastructure in Greater China will support the demands associated with continued growth, if the necessary infrastructure standards or protocols or complementary products, services or facilities are not developed by the PRC government the Joint Venture business could be materially and adversely affected.

RISKS ASSOCIATED WITH POTENTIAL GENERAL ECONOMIC DOWNTURN

      In the last few years the general health of the economy, in China where we have conducted all of our operations to date, has been relatively strong and growing, a consequence of which has been increasing capital spending by individuals and growing companies to keep pace with rapid technological advances. To the extent the general economic health of China declines from recent levels, or to the extent individuals or companies fear a decline is imminent, these individuals and companies may reduce expenditures such as those for our services. Any decline or concern about an imminent decline could delay decisions among certain of our customers to roll out our services or could delay decisions by prospective customers to make initial evaluations of our services. Any delays would have a material and adverse effect on our business, prospects, operating results and financial condition.

A CHANGE IN CURRENCY EXCHANGE RATES COULD INCREASE COSTS RELATIVE TO REVENUES

     Historically, substantially all of our revenues and a large part of expenses and liabilities were denominated in Chinese Renminbi. The Company also incurs expenses in U.S. and Canadian dollars. In the future, the Company may also conduct business in Hong Kong and other foreign countries and generate revenues, expenses and liabilities in other foreign currencies. As a result, the Company is subject to the effects of exchange rate fluctuations with respect to any of these currencies. The Company has not entered into agreements or purchase instruments to hedge the exchange rate risks although the Company may do so in the future.

RESTRICTIONS ON CURRENCY EXCHANGE RATES COULD INCREASE THE COMPANY'S COSTS RELATIVE TO REVENUES

     Although Chinese governmental policies were introduced in 1996 to allow greater convertibility of the Renminbi, significant restrictions still remain. The Company can provide no assurance that the Chinese regulatory authorities will not impose greater restrictions on the convertibility of the Renminbi. Because the majority of future revenues may be in the form of Renminbi, any future restrictions on currency exchange may limit the Company's ability to utilize revenue generated in Renminbi to fund business activities outside the PRC.

THE ECONOMIC CLIMATE IN ASIA IS VOLATILE

     Beginning in mid-1997, when the Thai Baht first depreciated substantially, many countries in Asia have experienced significant economic downturns and related difficulties. As a result of the decline in the value of the region's currencies, many Asian governments and companies had difficulties servicing foreign currency denominated debt and many corporate borrowers defaulted on their payments. As the economic crisis spread across the region, governments raised interest rates to defend their weakening currencies, which adversely impacted domestic growth rates. In addition, liquidity was substantially reduced as foreign investors curtailed investments in the region and domestic banks restricted additional lending activity. The currency fluctuations, as well as higher interest rates and other factors, have materially and adversely affected the economics of many countries in Asia. Estimated real GDP growth for many of them have decreased. Economic developments in countries throughout Asia could materially and adversely affect the Company's business, results of operation and financial condition.

THERE ARE ECONOMIC RISKS ASSOCIATED WITH DOING BUSINESS IN GREATER CHINA

     The PRC economy has experienced significant growth in the past decade, but such growth has been uneven across geographic and economic sectors and has recently been slowing. There can be no assurance that such growth will not continue to decrease or that any slow down will not have a negative effect on the Company's business. The PRC economy is also experiencing deflation which may continue in the future. The current economic situation may adversely affect the profitability over time as expenditures for Internet-related services may decrease due to the results of slowing domestic demand and deflation.

     On October 7, 1999, the Guangdong International Trust and Investment Corporation, an investment holding company of Guangzhou Province, was declared insolvent and shut down by the PRC government. Subsequently many other similarly situated PRC provincial investment holding companies have defaulted on their loans and experienced financial difficulties. As a result, the Company's clients and suppliers may have limited access to credit which may adversely affect business. In addition, the international financial markets in which the securities of the PRC government, agencies and private entities are waded also have experienced significant price fluctuations upon speculation that the PRC government may devalue the Renminbi which could increase the Company's costs relative to the PRC revenues.

REGULATION OF THE INFORMATION INDUSTRY IN THE PRC MAY ADVERSELY AFFECT BUSINESS

     The PRC has enacted regulations governing Internet access and the distribution of news and other information. The Propaganda Department of the Communist Party has been given the responsibility to censor news published in China to ensure, supervise and control political correctness. The Ministry of Information Industry has published implementing regulations that subject online information providers to potential liability for content included on their portals and the actions of subscribers and others using their systems, including liability for violation of Chinese laws prohibiting the distribution of content deemed to be socially destabilizing. Because many Chinese laws, regulations and legal requirements with regard to the Internet are relatively new and untested, their interpretation and enforcement of what is deemed to be socially destabilizing by Chinese authorities may involve significant uncertainty. In addition, the Chinese legal system is a civil law system in which decided legal cases have little precedential value. As a result in many cases it is difficult to determine the type of content that may result in liability. The Company cannot predict the effect of further developments in the Chinese legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

     Periodically, the Ministry of Public Security has stopped the distribution of information over the Internet which it believes to be socially destabilizing. The Ministry of Public Security has the authority to cause any local ISP to block any Web site maintained outside of China at its sole discretion. Web sites that are blocked in China include many major news-related Web sites such as www.cnn.com., www.latimes.com, WWW.NYTIMES.COM and WWW.APPLEDAILY.COM. The Chinese government has also expressed its intention to closely control possible new areas of business presented by the Internet, such as Internet telephony. If the Chinese government were to take any action to limit or eliminate the distribution of information through the Joint Venture's website or to limit or regulate any current or future applications available to users on our website, such action could have a material adverse effect on the Company's business, financial condition and results of operations.


Number of Persons Employed.
---------------------------

      As of November 30, 1999, the Company had two employees, Xiao-qing Du and Xin Wei, through Infornet Investment Corp., each at a salary of C$2,500 per month, involved in the day-to-day management of the Company: Du in Canada and Wei in China.

      The Xin Hai Joint Venture had over 80 full-time employees in the PRC at the end of November 1999.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The information presented herein, should be read in conjunction with the Registrant's consolidated financial statements and related notes appearing elsewhere herein.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources
-------------------------------

     The Company had cash capital of $536,189 at 1998 year end which was virtually unchanged from year end 1997.

     The Company had no other capital resources other than the ability to use its common stock to achieve additional capital raising in a private placement. The Company has equipment of $227,427 on the books which is not necessarily liquid at such value. Other than cash capital, the other assets would be illiquid.

     At the end of the second quarter 1999 (June 30th), the Company had $6,399,009 in cash and current liabilities of $144,664. The increase in cash was largely due to a private placement of units in May, 1999.

     The Company has revenues from Joint Venture operations at this time. However capital from private placements and/or borrowing against assets are required to fund future operations. The Company completed a private offering of Common Stock at $0.40 per share for $750,000 in June 1998. In 1999 the Company closed a private placement of 5.5 million units of common stock at US$1.00 per Unit consisting of one (1) common share and one (1) Non-Transferable Share Purchase Warrant. One (1) Warrant entitles the holder to purchase on or before March 31, 2001 one (1) additional unit of the Issuer at a price of US$2.00 per Unit, each Unit consisting of one (1) common share and one (1) additional warrant. The additional warrant entitles the holder to purchase one (1) additional common share of the Issuer at a price of US$5.00 per share on or before March 31, 2002.

     Outstanding warrants are not included in the "Liquidity and Capital Resources" and they are not valued in the financial statements.

RESULTS OF OPERATIONS

     The Company will carry out the plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be depleted by the operating losses (if any) of the Placer Technologies Corp. Joint Venture. For fiscal year 1999, the Company anticipates increased revenues derived from an increase in subscriber base and expanded e-commerce business.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1998 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 1997

     The Company achieved revenues of $527,988 in 1998 in the form of the net sales from its Joint Venture in China with XIN HAI Technology Ltd. Its net sales in 1997 were $96,177. The Company incurred operating expenses of $510,555 in 1998 compared to operating expenses of $333,084 in 1997. Operating income for 1998 was $17,433 in contrast to the 1997 operating loss of ($236,907). The Company had miscellaneous income of $4,845 in 1998 and $7,221 in 1997. The net income in 1998 was $22,278 compared to the net loss in 1997 of ($229,686). The per share income for 1998 was $.001, and the per share loss for 1997 was ($.02).

      Revenues increased from $96,177 in 1997 to $527,988 in 1998 mainly due to increased fees from dial-up Internet access and e-mail subscribers. Operations did not occur throughout the whole year of 1997: Beijing, China operations started in April 1997 and Shenyang, China operations began in October 1997. In 1998, both operations were fully operational during the whole year. Subscribers increased from only a few thousand at the end of 1997 to 17,000 at the end of the following year, 1998.

     The same growth situation basically explains the increase in expenses from $333,084 in 1997 to $510,555 in 1998. Full year space and office rentals, additional leased lines, additional equipment, more employees, increased advertising and promotion, increased traveling and increased professional consulting and accounting fees comprise the principle items of increased expenditure.

     Future trends: The Company cannot assure that any profit on revenues can occur in the future, because the Company intends, under its Joint Venture agreement, to invest in further Internet "backbone" and technology for its China Internet operations. The Company expects to spend in excess of $500,000 in 1999 on development of its business in China, and it could be expected that it may have a loss on operations.

CHANGES IN FINANCIAL CONDITION

     At year end 1998 the Company's assets had increased to $604,575 compared to $554,768 at year 1997. The current assets totaled $376,179 at 1998 year end compared to $365,428 at 1997 year end. Total and current liabilities at year end 1998 were $40,504 compared to $12,975 at 1997 year end. In May, 1999, the company completed a private offering of units which achieved $5,500,000 in cash. At June 30, 1999 the Company had $6,399,009 in cash.

RESULTS OF OPERATIONS FOR THREE MONTH PERIOD ENDED SEPTEMBER 30, 1999 COMPARED TO THE SAME PERIOD IN 1998.

     The Company has experienced a significant increase in expenses of its Joint Venture with an Internet Service Provider in China in the period due to growth of customer base, preparing to open new cities in China for Internet access, aggressive marketing and advertising in China, investment in additional equipment for new locations and new business, and additional employee salaries.

     The Company experienced operating expenses for the three month period of $530,264 in 1999 and $36,963 in 1998. The Company had revenues for the period in 1999 of $283,178 and in 1998 had revenues of $135,824. The Company recorded a net operating loss for the period in 1999 of ($247,086) and a net operating loss of ($1,139) in the same period 1998. The Company operating losses are anticipated to continue as the Company makes major expenditures to expand its operations in China.

     The largest categories of increase in the period in 1999 were for: a) administration and office to $103,424 from $46,221 in 1998, b) amortization, which increased to $81,682 from $17,150 in 1998, c) business development which increased to 481,682 from $4,800 in 1998, d) salaries and benefits which increased to $61,352 from $23,283 in 1998, and e) selling expenses which increased to $115,115 from $42,105 in 1998.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999, COMPARED TO THE SAME PERIOD IN 1998.

     The Company had revenues from Joint Venture operations for the nine month period in 1999 of $592,581 and revenues of $394,739 in 1998. The Company incurred $857,324 in operating expenses in the period in 1999, resulting in an operating loss of ($264,743) compared to expenses in 1998 of $338,443 and an operating profit of $56,296. The Company had miscellaneous income of $108,414 in the period in 1999 as a result of the interest on deposits. In the period in 1998, the Company had interest income of $1,590. The net loss in 1999 in the period was ($156,329) as compared to a net profit of $57,886 in 1998 in the same period.

LIQUIDITY AND CAPITAL RESOURCES

     The Company had cash capital at the end of the period of $6,109,389 which will be used to fund operations in China. The Company has material commitments to expend funds to cover operating expenses of operations in China and investment to expand its business in China with Internet servers for which the Company had previously budgeted $1,000,000 for year 1999. The trend of operating losses should be expected to continue due to costs of equipment, start up operations for new locations and marketing which precede development of additional revenue for the Internet.

     At the period end, the assets of the Company were $6,981,199 and liabilities were $144,644, not including long term lease obligations.


NEED FOR ADDITIONAL FINANCING

     The Company has capital sufficient to meet the Company's current cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. The Company may have to seek loans or equity placements to cover future cash needs to continue expansion. There is no assurance, however, that the available funds will ultimately prove to be adequate to continue its business and our needs for additional financing are likely to increase substantially.

     No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover operations expenses. The Company achieved a private placement of $5,500,000 in May 1999 and retains over $5,000,000 as capital.

     If future revenue declines, or operations are unprofitable, the Company will be forced to develop another line of business, or to finance its operations through the sale of assets it has, or enter into the sale of stock for additional capital, none of which may be feasible when needed. The registrant has no specific management ability, nor financial resources or plans to enter any other business as of this date.

     From the aspect of whether the Company can continue toward the business goal of maintaining and expanding the Joint Venture for Internet Services in China, the Company may use all of its available capital without generating a profit.

       The effects of inflation have not had a material impact on our operation, nor is it expected to in the immediate future.

     Although the Company is unaware of any major seasonal aspect that would have a material effect on the financial condition or results of operation, the first quarter of each fiscal year is always a financial concern. It is not uncommon for companies to shut down their operation or operate on a skeletal crew during the Chinese New Year holiday. Therefore in effect, the first quarter really has only two months for generating revenue.

Recent Accounting Pronouncements
--------------------------------

      In December 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings
Per Share", which is effective for both interim and annual periods ending after December 15, 1997. SFAS No. 128 requires all prior period earnings per share data to be restated to conform to the provisions of the statement. The Company adopted SFAS No.128 for the six-months ended December 31, 1997. The adoption of this standard did not effect the Company's earnings per share.

      In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which established standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by, or distributions to, owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

      In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise". SFAS No. 131 establishes standards for the reporting of certain information about operating segments by public companies in both annual and interim financial statements. SFAS No. 131 defines an operating segment as a component of an enterprise for which separate financial information is available and whose operating results are reviewed regularly by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance.

      SFAS Nos. 130 and 131 are both effective for financial statements for periods beginning after December 15, 1997 and both require comparative information for earlier years to be restated. The adoption of SFAS No. 130 is not expected to have a material effect on the Company's financial position or results of operations. The adoption of SFAS No. 131 will have no effect on the Company's financial position or results of operations and the Company is currently reviewing SFAS No. 131 in order to fully evaluate the impact, if any, the adoption of the provisions of this Statement, will have on future financial disclosures.

Market Risk
-----------

     The Company does not hold any derivatives or investments that are subject to market risk. The carrying values of any financial instruments, approximate fair value as of those dates because of the relatively short-term maturity of these instruments which eliminates any potential market risk associated with such instruments.

ITEM 3.   PROPERTIES

     The Company currently maintains an office at #830, 789 W. Pender Street, Vancouver, B.C., Canada as its corporate headquarters. It has offices in Beijing China at Suite 210, Building B, No. 11 Wu Gen Lin Road, West District, Beijing, PRC. Other offices are in Shanghai, Shenyang and Guangzhou.

As of September 30, 1999, The Registrant had the following tangible assets. (The amount is quoted in US Dollar)

(a)  Real Estate.                            None

(b)  Computer and Office Equipment           $534,475


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT CONFLICTS OF INTEREST

      (a) Beneficial owners of five percent (5%) or greater, of the Registrant's Common Stock: No Preferred Stock is outstanding at the date of this offering. The following sets forth information with respect to ownership by holders of more than five percent (5%) of the Registrant's Common Stock known by the Registrant based upon 21,360,000 shares outstanding at November 30, 1999.

Title of       Name and Address        Amount of                 Percent of
Class          of Beneficial Owner     Beneficial Interest       Class
-----          -------------------     -------------------       -----

Common Stock   Xiao-qing Du
               #2754 Adanac St.            2,760,000              12.9%
               Vancouver, BC V5K 2M9

Common Stock   Richco Investors Inc.       2,962,500              13.9%
               Ste 830 789 West Pender St.
               Vancouver, BC V6C 1H2

Common Stock   Ernest Cheung (1)           2,962,500              13.9%
               Ste 830 789 West Pender St.
               Vancouver, BC V6C 1H2

Common Stock   Maurice Tsakok (1)          2,962,500              13.9%
               Ste 830 789 West Pender St.
               Vancouver, BC V6C 1H2

      (b) The following sets forth information with respect to the Registrant's Common Stock beneficially owned by each Officer and Director, and by all Directors and Officers as a group, at November 30, 1999.

Title of          Name of                Amount of               Percent of
Class             Beneficial Owner       Beneficial Ownership    Class
-----             ----------------       --------------------    -----

Common Stock      Xiao-qing Du (Director)   2,760,000            12.9%
                  2754 Adonac St.
                  Vancouver, B.C. V5K 2M9

Common Stock      Ernest Cheung (1)         2,962,500           13.9%
                  Richco Investors
                  (See Richco Investors below)

Common Stock      Maurice Tsakok (1)        2,962,500           13.9%
                  Richco Investors
                  (See Richco Investors below)

Common Stock      Richco Investors, Inc.    2,962,000           13.9%
                  Ste. 830,789 W. Pender St.
                  Vancouver B.C. V6C 1H2
                  (beneficially  owned by
                  Ernest Cheung, Director and
                  Secretary) and Maurice  Tsakok
                  (a Director) are also
                  Directors of Richco Investors, Inc.

Common Stock      S. Y. Marc Hung             118,000             .5%
                  830,789 W. Pender St.
                  Vancouver B.C. V6C 1H2

Total as a group                            5,840,500           27.3%

     (1) Through Richo Investors, Inc. which owns 2,962,500 shares. Messrs. Cheung and Tsakok are officers, directors and shareholders of Richco Investors Inc.

Compensation Committee Interlocks and Insider Participation

     The Company has established a Compensation Committee on October 5, 1999 which consists of two directors, Marc Hung and Ernest Cheung.

Committees of the Board of Directors

      Audit Committee. On August 31, 1999, the Board of Directors established an Audit Committee, which consists of two directors, Marc Hung and Ernest Cheung. The Audit Committee will be charged with recommending the engagement of independent accountants to audit the Company's financial statements, discussing the scope and results of the audit with the independent accountants, reviewing the functions of the Company's management and independent accountants pertaining to the Company's financial statements and performing such other related duties and functions as are deemed appropriate by the Audit Committee and the Board of Directors.

      Compensation Committee. The Compensation Committee will be responsible for reviewing general policy matters relating to compensation and benefits of directors and officers, determining the total compensation of the officers and directors of the Company.

Director Renumeration

     All directors will be reimbursed for out-of-pocket expenses incurred in connection with attendance at board and committee meetings. The Company may grant options to directors under the Company's Stock Incentive Plan.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS AND SIGNIFICANT MEMBERS OF MANAGEMENT

     (a) The following table furnishes the information concerning our directors and officers as of October 15, 1999. The directors of the Registrant are elected every year and serve until their successors are elected and qualify.

Name                Age          Title                    Term
----                ---          -----                    ----

Xiao-qing Du        28        President of Subsidiary     Annual
                              Infornet Investment Corp.
                              and Director                Annual

S.Y. Marc Hung      54        President and Director      Annual

Ernest Cheung       49        Director  and Secretary     Annual

Maurice Tsakok      47        Director                    Annual

Xin Wei             29        President of Xin Hai        Annual
                              Development Corp. (Joint
                              Venture partner of the
                              Company in China)

      On March 10, 1999 Jing Liang resigned as a director of the Company.

     On April 6, 1999, Xiao-qing (Angela) Du resigned as president of Xin Net Corp. Messrs. Maurice Tsakok and Marc Hung were elected to the board of directors. Marc Hung was appointed to the position of President.

The following table sets forth the portion of their time the Directors devote to the company:

Ernest Cheung     25%   Angela Du       100%
Marc Hung        100%   Maurice Tsakok   25%

      The term of office for each director is one (1) year, or until his/her successor is elected at the Registrant's annual meeting and is qualified. The term of office for each officer of the Registrant is at the pleasure of the board of directors.

      The board of directors has neither nominating nor auditing committee. Therefore, the selection of persons or election to the board of directors was neither independently made nor negotiated at arm's length.

     (b)   Identification of Certain Significant Employees.

     Strategic matters and critical decisions are handled by the directors and executive officers of the Company, Marc Hung, Xiao-qing Du, Ernest Cheung and Maurice Tsakok. Day-to-day management is delegated to Xiao-qing (Angela) Du, Marc Hung in Canada and Xin Wei in China. Du and Wei are employees of the wholly-owned subsidiary, Infornet Investment Corp.

     (c) Family Relationships. Xiao-qing Du and Xin Wei are husband and wife.

     (d) Business Experience.

      The following is a brief account of the business experience during the past five years of each director and executive officer of the Company, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupation and employment were carried on.

     Xiao-qing (Angela) Du, President of subsidiary Infornet Investment Corp. and Director, age 28, was President and Director of the company from 1996 to April 1999. She received a Bachelor of Science in International Finance in 1992 from East China Normal University. She received a Master of Science in Finance and Management Science in 1996 from the University of Saskatchewan, Canada. She has been Business Manager of China Machinery & Equipment I/E Corp. (CMEC) from 1992 to 1994. She is now President of Infornet Investment Corp., the wholly owned subsidiary in Canada and remains a director of the company.

     Ernest Cheung, Secretary and Director, age 49, has been Secretary of the Company since May, 1998. He received a B. Math in 1973 from University of Waterloo Ontario. He received an MBA in Finance and Marketing from Queen's University, Ontario in 1975. From 1991 to 1993 he was Vice President of Midland Walwyn Capital, Inc. of Toronto, Canada, now Merrill Lynch Canada. From 1992 - 1995 he served as Vice President and Director of Tele Pacific International Communications Corp. He has also served as President for Richco Investors, Inc. since 1995. He has been a Director of the Company since 1996. He is currently a Director of Agro International Holdings, Inc. since 1997, Spur Ventures, Inc. since 1997, Richco Investors, Inc. since 1995 and Drucker Industries, Inc. since 1997.

     Marc Hung,  B.A.Sc.(E.E.),  M.A. Sc. (E.E.)  University of Montreal (1969 &
1971), President and Director, age 54, has been President of the Company since April 6, 1999. From May 1992 to April 1997, Marc Hung was director, Power System Technology, a division of Institute de Recherche en Electricite du Quebec
(IREQ), Hydro-Quebec's Research Institute. His main tasks consisted of general management, networking, promotion of the division's technological products and services and negotiations with potential partners for spinning off promising innovations. The field of responsibility included, amongst others, software products and services, software engineering and telecommunications technology. From May 1997 to June 1998, he was loaned by Hydro-Quebec to the Canadian Centre for Magnetic Fusion (CCFM), a fundamental research entity formed by Hydro-Quebec, the Institute National de Recherche Scientifique (INRS) and (up to March 1997) Atomic Energy of Canada Ltd. Besides general management, his main mandate was to develop and propose a plan for the commercialization of the Centre's innovative products and services.

     Maurice Tsakok, Director, age 47, was employed, from 1994 to 1996, by Sagit Mutual Funds, a mutual fund company who as a Vice-President was responsible for computer operations and research on global technology companies. From 1997 to present, he acted as a consultant on the high-tech industry and provides technical analysis on high-tech companies. He holds a Mechanical Engineering degree (1974 University of Minnesota) as well as an MBA specializing in Management Information Systems (MIS) (1976 Hofstra University).

     Xin Wei is President of Xin Hai Technology Development Corp., the Joint Venture partner in Placer Technology Corp., the Joint Venture in China. Xin Wei graduated from Beijing Industry University in 1991 with a diploma in Computer Science. From 1991 to 1992 Xin Wei was a sales engineer of Beijing Sino-Soft Computer Institution. From 1992 to 1995 he was a Director of Beijing Xin Hai Technology Development Corp. From 1995 to 1996 he was a student in Canada, and also served as a director of Xin Hai Technology Development Corp.

     (e) Directors Compensation

     Directors who are also officers of the Registrant receive no cash compensation for services as a director. The Company may grant options to directors under the Company's Stock Incentive Plan.

ITEM 6. EXECUTIVE COMPENSATION

         Section 16(a) of the Securities Exchange Act of 1934, as amended (The "Exchange Act"), requires the Registrant's officers and directors, and persons who own more than 10% of a registered class of the Registrant's equity securities, to file reports of ownership and changes in ownership of equity securities of the Registrant with the Securities and Exchange Commission and NASDAQ. Officers, directors and greater-than 10% shareholders are required by the Securities and exchange Commission regulation to furnish to Registrant with copies of all Section 16(a) that they file.

     Some of the officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company, although Marc Hung and Angela Du devote full time to the company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflict may require that the company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

      There is no procedure in place which would allow officers or directors to resolve potential conflicts in an arms - length fashion. Accordingly, they will be required to use their discretion to resolve them in a manner which they consider appropriate.

EXECUTIVE COMPENSATION

      (a) Cash Compensation.

      Compensation paid by the Company for all services provided up to September 30, 1999 (1) to each of our five most highly compensated executive officers whose cash compensation exceeded $60,000 and (2) to all officers as a group.

                    SUMMARY COMPENSATION TABLE OF EXECUTIVES

                        Cash Compensation             Security Grants

------------------------------------------------------------------------------

Name and      Year  Salary  Bonus  Consulting  Number Securities  Long Term
Principal                          Fees/Other  of     Underling    Compensation/
Position                           Fees ($)    Shares Options/     Option
                                                      SARs(#)
------------------------------------------------------------------------------

Xiao-qing Du  1997  20,000    0      0             0         0       0
President of  1998  20,000    0      0             0         0       0
Infornet      1999  15,000    0      14,500        0         0       0
Subsidiary

------------------------------------------------------------------------------
Marc Hung     1998       0    0      0             0                 0
                                                                 (150,000
President     1999       0    0      10,000        0         0   options @ $.40/
                                                                 share(prior
                                                                 to becoming a
                                                                 director or
                                                                 officer)
------------------------------------------------------------------------------
Ernest Cheung, 1998      0    0      0             0         0       (1)
Secretary      1999      0    0      2,000         0         0
------------------------------------------------------------------------------
Officers as a  1998 20,000    0      26,500        0         0
Group          1999 15,000           (CDN)
                    (CDN)

     Effective on April 6, 1999, Marc Hung was appointed as President of the Company and Angela X. Du resigned as the President of the Company. She the President of Infornet Investment Corp., the wholly owned operating subsidiary in Canada.

     (1)Richco Investors, Inc. of which Mr. Cheung is an officer and director, and Mr. Tsakok is an officer and director, received 385,000 units for its services in structuring the private placement.

SUMMARY COMPENSATION TABLE OF DIRECTORS
(To September 30, 1999)

                        Cash Compensation             Security Grants
-----------------------------------------------------------------------------
Name and       Year    Annual   Meeting  Consulting    Number   Securities
Principal              retainer Fees ($) Fees/Other    of       Underling
Position               Fees ($)          Fees($)       Shares   Options/SARs(#)
                                                       (#)
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Xiao-qing Du,  1998    0          0        0           0           0
Director       1999    0          0        0           0           0
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Jing Liang,    1998    0          0        0           0           0
Director       1999    0          0        0           0           0
(resigned in
1999)
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Marc Hung      1999    0          0        0           0           0
President
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Ernest Cheung, 1998    0          0        0           0           0     (1)
Director       1999    0          0        0           0           0
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Maurice Tsakok 1999    0          0        8,000 CDN   0           0     (1)
------------------------------------------------------------------------------
Directors as a         0          0        8,000 CDN   0           0
group
------------------------------------------------------------------------------
------------------------------------------------------------------------------

(1) See note (1) under Compensation Table of Executives

     No director, except for those who are also officers of the Company as listed above, received any compensation in 1998.

     Effective on May 1, 1998, Jing Liang resigned from his position as Secretary of the Company. Ernest Cheung was appointed Secretary of the Company as of the same date.

     Effective March 10, 1999 Jing Liang resigned as director of the Company.

     Effective on April 6, 1999, Mr. Marc Hung and Mr. Maurice Tsakok were elected as directors of the board.

(e) Termination of Employment and Change of Control Arrangements.  None.

(f) Stock purchase options:

     On February 26, 1999, stock options for a total of 480,000 shares at $.40 per share were granted to officers and employees (or persons who became officers) that had contributed to the success of the company in the past: Marc Hung (150,000 shares) and Xin Wei (330,000 shares) (Note: Mr. Wei is not an officer of the Company, but an employee of Infornet Investment Corp.) All share options were exercised as of April 6, 1999.

     On November 12, 1999 the Company granted 2,136,000 options to purchase shares at $1.30 per share to entities/persons who contributed to the successful results achieved by the Company in 1999, as follows:

     a. 262,000 options to Gemsco Management Ltd. for designing and implementing the Company's corporate website, advising on technological matters, researching the technology sector and for services as a director.
     b. 262,000 options to Farmind Link Corp. for their role as advisor on strategic issues, technology market trends, and financial and capital market issues.
     c. 262,000 options to Sinhoy Management Ltd. for their contributions to the general management of the Company, investor relations, technological matters and for services as a director.
     d. 212,000 options to Lancaster Pacific Investment, Ltd. for their contributions in the areas of regulatory matters, Chinese market conditions and strategies aimed at penetrating the market.
     e. 50,000 options to Ernest Cheung for services rendered as secretary and director of the Company.
     f. 20,000 options to Yonderiche International Consultants Ltd. for services rendered in matters regarding Chinese government policies and regulations.
     g. 1,068,000 options to Weststar Holdings Limited and employees of Xin Hai Technology Development Ltd., as a group, for the successful continued development of the business in China and achieving excellent operational results during the year. The breakdown of the 1,068,000 options is to be determined at a later date.

     The average closing price for the five trading days ended on November 12, 1999 was $1.28 per share.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On February 20, 1997, the Company issued 4,000,000 shares of common stock for services rendered at $.001 per share to 15 shareholders, none of whom were affiliated or shareholders. The following shareholders received shares equal to or greater than 5% of the then outstanding shares: Xin Wei - 750,000 shares. Xin Wei was awarded 750,000 shares as founder of Xin Hai Technology Development Ltd. and for obtaining the necessary ISP permit, business license and MOFTEC approval on February 20, 1997. No cash was received by the company from the issuance of the shares. Mr. Wei is President of Xin Hai Technology Development, Ltd., the Joint Venture Partner of the Company in China.

      During 1997, the Company issued 5,000,000 shares of common stock to acquire the wholly owned subsidiary, Infornet Investment Corp. (Canada) to X. Qing (Angela) Du - 4,000,000 shares and Jing Liang - 1,000,000 shares. Angela Du manages the Infornet subsidiary. Jing Liang was Secretary and Director of the Company but resigned in early 1999.

       On August 25, 1997, through the wholly-owned subsidiary, Infornet Investment Limited (Hong Kong), the Company formed cooperative Joint Venture called Placer Technologies Corp. (a limited liability company) with Xin Hai Technology Development Ltd. (a People's Republic of China Corporation) as a partner, for a term of twenty (20) years. Xin Hai Technology Development Ltd. (Xin Hai) is engaged in the business of developing computer hardware, software, and telecommunication network technology, and providing consultation and training services.

      On February 26, 1999, stock options for a total of 1.4 million share at $.40 per share were granted to parties that had contributed to the efforts of the company in the past. They are: Lancaster Pacific Investment Ltd., Tandoor Holdings Limited, Marc Hung, Kun Wei and Xin Wei. All 1.4 million share options were exercised as of April 6, 1999.

      Tandoor Holdings was instrumental in the formation of the Company. It prepared the original business plan for Xin Hai Technologies and helped in the structuring of the Xin Hai/Infornet Joint Venture. It also helped in presentations to potential investors.

      Lancaster Pacific introduced the Shenyang office team to Xin Hai and contributed to the establishment of the Company's second operating location. It also helped in the design of the accounting and management information systems for Xin Hai.

     In May 1999, Marc Hung, President and Director of the Company, purchased 80,000 units of the private placement at the $1.00 offering price. Richco Investors, Inc., a public company of which both Messrs. Ernest Cheung and Maurice Tsakok are directors, officers and shareholders, purchased 700,000 units in the private placement at $1.00 per unit in May 1999.

      In February 1999, Marc Hung, who was neither an officer nor director but since has become President and Director, was granted and exercised (in March, 1999) an option to purchase 150,000 shares of common stock at $.40 per share. The option to purchase shares was granted to him for services rendered since
July 1998 as advisor to the Company in matters relating to management, technology and strategies.

      In February 1999, Kun Wei, a shareholder, was granted and exercised (in March 1999) an option to purchase 330,000 shares of common stock at $.40 per share. The option to purchase shares was granted to him for contributing to the success of the Joint Venture, in particular with regards to technology development and implementation.

      In February 1999, Xin Wei, a shareholder, who is President of Xin Hai Technology Development, Ltd., the Company's Joint Venture Partner, was granted and exercised (in March 1999) an option to purchase 330,000 shares of common at $.40 per share. The option to purchase shares was granted to him for contributing to the success of the Joint Venture, in particular with regards to general management of Xin Hai Technology Development Ltd., business development and governmental relations.

      On September 17, 1999 385,000 units were issued to Richco Investors, Inc. as a consulting fee for services rendered in structuring the unit placement.

     Richco Investors is an affiliate of the Company through share ownership, and Ernest Cheung and Maurice Tsakok are Officers and Directors of Richco. Mr. Cheung is Secretary and Director of the Company and Mr. Tsakok is a Director of the Company.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

       The Company's Articles of Incorporation as amended authorize the issuance of 50,000,000 shares of common stock no par value. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

      Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratable, the net assets of the Company available to stockholders after distribution is made to the creditors. Holders of outstanding shares of Common

     Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

WARRANTS

      The Company has issued 5,885,000 warrants as part of the unit private placement in May 1999. Each warrant entitles the holder to purchase, on or before March 31, 2001, one (1) additional unit at a price of US $2.00 per unit, each unit consisting of one (1) common share and one (1) additional warrant. The additional warrant entitles the holder to purchase one (1) unit at $2.00 per unit on or before March 31, 2001 consisting of one share and one warrant to purchase one common share of the Issuer at a price of US $5.00 per share on or before March 31, 2002. On September 17, 1999 the Company issued 385,000 warrants to Richco Investors, Inc. for services rendered in structuring the private placement.

TRANSFER AGENT

      The Company has engaged Holloday Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, Arizona, 85251 as transfer agent.

REPORTS TO STOCKHOLDERS

      The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

                                   PART II

ITEM 1. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

     (a) The Registrant's common stock is traded on the NASD Electronic Bulletin Board. The following table sets forth high and low bid prices of the Registrant's common stock for years ended December 31, 1997 and December 31, 1998 and for the first nine months of 1999 as follows:

                                  Bid (U.S. $)
                                  ------------
                                      1999
                                      ----
                                High        Low
                                ----        ---
First Quarter                 $2.00       $ .34
Second Quarter                $6.625      $1.625
Third Quarter                 $4.00       $1.469

                                      1998
                                      ----

First Quarter                 $ .53        $.187
Second Quarter                  .375        .15
Third Quarter                  1.06         .25
Fourth Quarter                  .78         .24

                                      1997
                                      ----

First Quarter                 $ .75        $.03
Second Quarter                  .84         .68
Third Quarter                   .45         .25
Fourth                          .50         .156

      Such Bulletin Board quotations reflect  interdealer  prices,  without mark
up,  mark  down  or  commission  and  may  not  necessarily   represent   actual
transactions.

     (b) As of November 10, 1999, the Registrant had approximately 108 shareholders of record of the common stock.

     (c) No dividends on outstanding common stock have been paid within the last two fiscal years, and interim periods. The Registrant does not anticipate or intend upon paying dividends for the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS

      The Company is not a party to any pending legal proceedings and no such proceedings are known to be contemplated.

      No director, officer or affiliate of the Company, and no owner of record of beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     In connection with the audits of the most recent fiscal years and any interim period preceding resignation, no disagreements exist with any former accountant on any matter of accounting principles or procedure, which disagreements if not resolved to the satisfaction of the former accountant would have caused them to make reference in connection with their report to the subject matter of the disagreement(s).

      The principal accountant's report on the financial statements for any of the past two years contained no adverse opinion or a disclaimer of opinion nor was qualified as to uncertainty, audit scope or accounting principles.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

      Since September 12, 1996 (the date of the Company's formation), the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:

      Consideration consisted of pre-incorporation consulting services rendered to the Registrant related to investigating and developing the Registrant's proposed business plan and capital structure and completing the organization and incorporation of the Registrant.

                                    Date of                    Price per
                  Consideration     Purchase    # of Shares    share
                  -------------     ---------   -----------    --------
Ken Finkelstein   Founder           10/96       3,000,000      $.001
                  Services rendered
                  Prior to Nov. 1996

     Consideration consisted of pre-incorporation consulting services rendered to the Registrant related to investigating and developing the Registrant's proposed business plan and capital structure and completing the organization and incorporation of the Registrant.

1996                                      Original Purchasers List
----                                      ------------------------

Name and Address                     Date of   Number    Consideration Price per
----------------                     purchase  of shares               Share
                                     --------  ---------  ------------ ---------
Sinh Le
1403- 4300 Mayberry St. Burnaby,
B.C. V5H-4A4                        12/11/96    1000        $250            $.25

Terrence Johnson
1403- 4030 Mayberry St. Burnaby,
B.C. V5H-4A4                        12/11/96    1000        $250            $.25

Kashmir Singh
1025- Augusta Ave, Burnaby,
B.C. V5A-1K3                        12/11/96    2000        $500            $.25

Noah Natovitch
121-3280 E. 58th Ave,Vancouver,
B.C V5S-3T2                         12/11/96    1000        $250            $.25

Todd H. Weaver
2000 South Ocean Lane #11,
Ft. Lauderdale FL 33316             12/11/96    4000        $1,000          $.25

Fleet Sparrow, Inc.
7 Prince Street, P.O. Box 1117,
Belize City, Belize                 12/11/96    2000          $500          $.25

David Mundie
2419 TreeTop Lane, N. Vancouver,
B.C. V2H-2K6                        12/11/96    2000          $500          $.25

Redbrook Creek Corp
7 Prince St. P.O. Box 1117,
Belize City, Belize                 12/11/96    2000          $500          $.25

Wes Janzen
#100- 8500 Alexandra Road,
Richmond, B.C. V6X-1C4              12/11/96    2000          $500          $.25

Wes Kroeker
#100- 8500 Alexandra Road,
Richmond, B.C. V6X-1C4              12/11/96    2000          $500          $.25

L. James Harder
5512 Okanagan N. Ave., Site 1B
Camp 11, Vernon B.C.V1T-6Y5         12/11/96    2000          $500          $.25

Kari - Anne Chase
85 Walnut Crescent, Whitehorse,
Yukon Y1A-5C7                       12/11/96    2000          $500          $.25

Steven Giles
309-727 Hughton Road, Kelowna,
B.C. V1X-7J7                        12/11/96    1000          $250          $.25

Robert N. Hatton
1830 Large Ave, RR #5 S-17B, C-53,
Kelowna, B.C. V1X-4K4               12/11/96    1000          $250          $.25

Adrian Klien
575 Perry Road, Kelowna,
B.C. V1X-1J1                        12/11/96    1000          $250          $.25

Lamber Dhaliwal
3556 Calder Ave, N.
Vancouver, B.C.                     12/11/96    2000          $500          $.25

Biro Dhaliwal
3556 Calder Ave, N.
Vancouver, B.C.                     12/11/96    2000          $500          $.25

Doris Mackney
Box 44021,
Oyama,  B.C. V4V01ZS                12/11/96    2000          $500          $.25

Stephane Martin
1704 Smithson Dr., Kelowna,
B.C. V1Y-4E3                        12/11/96    1000          $250          $.25

Guy Martin
1704 Smithson Dr., Kelowna,
B.C. V1Y-4E3                        12/11/96    1000          $250          $.25

Lawrence Kit
Box 32, Vegreville,
Alberta, T9C-1R1

Mervyn Kit
6604-132 A/ Ave.
Edmonton, AB  T5C-2 B.C.            12/11/96    1000          $250          $.25

Emil Kit
5365 Bogette Place
Kamloops, B.C. V2C-6B2              12/11/96    1000          $250          $.25

Robert Thompson
14250 Middlebench Rd,
Oyama, B.C. V4V-2B9                 12/11/96    1000          $250          $.25

Bob Mackney
P.O. Box 44021,
Oyama, B.C. V4V-1Z5                 12/11/96  11,000        $2,750          $.25

Dean Mackney
11574 Artela Rd,
Winfield, B.C. V4V-1H4              12/11/96    1000          $250          $.25

Robert Brown
13525 Lake Pine
Winfield B.C. V4V-1A3               12/11/96    1000          $250          $.25

Susan Bozyk
109-980 Dilworth Dr,
Kelowna, B.C. V1V01S6               12/11/96     500          $125          $.25

Cal McCarthy
10060 McCarthy Road,
Winfield, B.C. V4V-1T1              12/11/96    1000          $250          $.25

Sheelagh Thompson
14250 Middllebench Road,
Oyama, B.C. V4V-2B9                 12/11/96    1000          $250          $.25

Tarif Mapara
1790 Boundary Rd,
Burnaby, B.C. V5M-4M2               12/11/96    1000          $250          $.25

Saira Mapara
1790 Boundary Rd,
Burnaby, B.C. V5M-4M2               12/11/96    1000          $250          $.25

Zaher Mapara.
1576 Lodgepole Pl,
Coquitlam, B.C. V3E-2V9             12/11/96    1000          $250          $.25

Mumtaz Mapara
1576 Lodgepole Pl,
Coquitlam, B.C. V3E-2V9             12/11/96    1000          $250          $.25

Riaz Mapara
1576 Lodgepole Pl,
Coquitlam, B.C. V3E-2V9             12/11/96    1000          $250          $.25

Fairous Mapara.
1576 Lodgepole PI,
Coquitlam, B.C. V3E-2V9             12/11/96    1000          $250          $.25

Sam Mapara ITF:
Arman Mapara 2932
Blackbear Ct. Coq, B.C.             12/11/96    1000          $250          $.25

Sam Mapara ITF:
Ariana. Mapara 2932
Blackbear Ct. Coq, B.C.             12/11/96    1000          $250          $.25

Anisha Mapara
2932 Blackbear Court,
Coquitlam, B.C                      12/11/96    1000          $250          $.25

Sameer Mapara
2932 Blackbear Court,
Coquitlam, B.C.                     12/11/96    1000          $250          $.25

Tazmina Mangaiji
8214 Lakeland Drive,
Burnaby, B.C. V5A-4C9               12/11/96    2000          $500          $.25

Maidenhood Mangaiji
8214 Lakeland Drive,
Burnaby, B.C. V5A-4C9               12/11/96    2000          $250          $.25

Garry McColl
#1405-2020 Bell Wood Ave,
Burnaby, B.C. V5B-4P8               12/11/96    1000          $250          $.25

Larry Kozak
1103-9595 Erickson Dr,
Burnaby, B.C. V3J-7N9               12/11/96    2000          $500          $.25

Rob Kozak
1103-9595 Erickson Dr,
Burnaby, B.C. V3J-7N9               12/11/96     500          $125          $.25

Garry Messer
25767 La Salina Pl,
Moreno Valley, CA 92551             12/11/96     500          $125          $.25

Sharon Delbridge
25767 La Salina PI,
Moreno Valley, CA 92551             12/11/96    1000          $250          $.25

James M. Lucas
P.O. Box 872,
Blue Jay, CA 92317                  12/11/96    2000          $500          $.25

Joe Gamache
1421 Barber Ct.
Bunning, CA 92220                   12/11/96    1000          $250          $.25

Dustin Lee Sexton
8350 Magnolia Ave, Unit 125,
Riverside, CA 92504                 12/11/96    1000          $250          $.25

Ramona Lee Sexton
3957 San Mateo,
Riverside, CA 92504                 12/11/96    1000          $250          $.25

William Navarro
23403 Silver Strike Dr,
Canyon Lake, CA 92587               12/11/96    2000          $500          $.25

Jake Penner
1688 West 65th Ave,
Vancouver, B.C. V6P-2R3             12/11/96    2000          $500          $.25

Vern Craig
1369 Compton Cres,
Tsawwassen, B.C. V4L-IP8            12/11/96    1000          $250          $.25

Doug Maxwell
605 West Kent Ave,
Vancouver, B.C. V6P-6T7             12/11/96    1000          $250          $.25

M. Erik Nylin
RR6-S600, C36,
Courtenay, B.C. V9N-8H9             12/11/96    1000          $250          $.25

Dorothy L. Nylin
RR6-S600, C36,
Courtenay, B.C. V9N-8H9             12/11/96     500          $125          $.25

Richard T, Wotruba
501 Las Alturas Rd,
Santa Barbara, CA 93103             12/11/96     500          $125          $.25

Patricia A. Wotruba
501 Las Alturas Rd,
Santa Barbara, CA 93 10-1           12/11/96    1200          $300          $.25

Bhupinder Mroke
5076 Victoria Dr,
Vancouver, B.C. V5P-3T8             12/11/96    1000          $250          $.25

Jackueline Herauf
#56-28 Berwick Cres NW,
Calgary, AB T3K-IY7                 12/11/96    2000          $500          $.25

Larry I Sandler D.D.S
272 Wolverine Lake Dr,
Wolverine Lake, MI 48390            12/11/96    2000          $500          $.25

Linda C. Sandler
272 Wolverine Lake Dr,
Wolverine Lake, NU 483 90           12/11/96    1000          $250          $.25

D. Percy Ryan
2423 37th Street SE,
Calgary, AB T2B-OZI                 12/11/96    2000          $500          $.25

Jageero Singh
122 West Braemar Rd, N.
Vancouver, B.C. V7N-2S8             12/11/96    2000          $500          $.25

Jagbir Johl
122 West Braemar Rd, N.
Vancouver, B. C. V7N-2 S 8          12/11/96    2000          $500          $.25

Bob L. Stobbe
9420 98A Ave,
Fort St John, B.C. V 15-1 1R4       12/11/96     500          $125          $.25

Britt L. Weaver
6741 Alexandria Lane,
Charlotte, NC 28270                 12/11/96     500          $125          $.25

Katherine H. Weaver
6741 Alexandria Lane,
Charotte, NC 28270                  12/11/96    1000          $250          $.25

Dorilda Limoges
6509 Coach Hill Rd SW,
Calgary, A13 T2B-1H5                12/11/96    1000          $250          $.25

Vincent Luong
192 Saratoga Close NE,
Calgary, AB T 1 Y-7AI               12/11/96    1000          $250          $.25

Sigurd B. Peterson
2671 MacDonald Dr,
Victoria, B.C. V8N-1Y1              12/11/96    1000          $250          $.25

Dr. John Dale
Box 499, Nelson, B.C. VIL-5R3       12/11/96    1000          $250          $.25

Diana Haschke
Box 489,
Nelson, B.C. VIL-5R3                12/11/96    1000          $250          $.25

Errol Biebrick
104 Pinewind Close NE,
Calgary, AB TI 8-2H3                12/11/96    1000          $250          $.25

Bradley T. Johns
4602- 45th Ave NE #3 29,
Tacoma, WA 98422                    12/11/96    1000          $250          $.25

Bhupinder Mann
1182 E, 33rd Ave,
Vancouver, B.C. V5V-3B3             12/11/96    1000          $250          $.25

Nirmal S. Mann
1182 F. 33rd Ave,
Vancouver, B.C. V5V-3B3             12/11/96    1000          $250          $.25

S.P. Swadron
3914 W 11th Ave,
Vancouver, B.C. V6R-2L2             12/11/96    2000          $500          $.25

Sylvia Moir
905 Signal Hill Green SW,
Calgary, AB T3H-2Y4                 12/11/96    1000          $250          $.25

John R. Moir
214 555 Strathcona Blvd SW,
Calgary, AB T3H-2Z9                 12/11/96    1000          $250          $.25

Charanjit S. Parmar
17924-99A Ave,
Edmonton, AB T5T-3RI                12/11/96    2000          $500          $.25

Harjit K. Parmar
17924-99A Ave,
Edmonton, AB T5T-3RI                12/11/96    2000          $500          $.25

Murray Bisset 11402-120 St,
Edmonton, AB T5G-2Y2                12/11/96    2000          $500          $.25

Tom Schreiber
14316-123 St,
Edmonton, AB T5X-3M2                12/11/96    2000          $500          $.25

Don Pierson
100 Nottingham Rd,
Sherwood Park, AB T8A-5M5           12/11/96    2000          $500          $.25

Usha Bibra
6112-34A Ave,
Edmonton, AB T6L-IE4                12/11/96    1000          $250          $.25

Sachin Bibra
6112-34A Ave,
Edmonton, AB T6L-1E4                12/11/96     500          $125          $.25

KamaIjit Lall
3664-31A St,
Edmonton, AB T6T-1H6                12/11/96     500          $125          $.25

Tajinder Chohan
165 W. 65th Ave,
Vancouver, B.C. V5R-3T7             12/11/96  73,300       $18,325          $.25
                                              ------        ------
TOTAL                                        200,000       $50,000

     The offering and sales of the shares was made in reliance upon the exemptions contained in Rule 504 of Regulation D and Regulation S to offshore residents, and in Canada pursuant to the exemptions from registration contained in section 55(2) (4) and 55 (2) (9) of the Securities Company Act (B.C. and/or paragraphs 128(a) or 128(h) of the Securities Rules to the Securities Act).

1997                                  PRIVATE PLACEMENT
----                                  -----------------

Subscriber                       Date of    Consideration    Shares    Price Per
----------                       Purchase                              Share
                                 --------   -------------    ------    ---------
Balraj Mann                      6/2/97     $40,000          100,000        $.40
6228 Tiffany Blvd. Richmond,
B.C. V7C 4Z2

Thesis Group Inc.                6/2/97     $20,000           50,000        $.40
19 Hanover Terrace
Regents Park
London, England NW1 4RT

Hare & Co.                       6/2/97     $40,00           100,000        $.40
EB.C. Zurich AG
Bellariastrasse 23
8027 Zurich, Switzerland

Cayman Islands Securities Ltd.   6/2/97    $100,000          250,000        $.40
P.0, Box 1062 GT
Grand Cayman
BWI

Strategic Lines Asset Management 6/2/97     $40,000          100,000        $.40
3/F 73 Front Street
Hamilton HM NX
Bermuda

Floyd Hill                       6/2/97     $29,000           72,500        $.40
4557 - W, 8th Ave.
Vancouver, B.C. V6R 2A4

Richard Angus                    6/2/97    $100,000          250,000        $.40
1548 Marine Dr.
Vancouver, B.C. V7V 1H8

Taylor Oil Products              6/2/97    $100,000          250,000        $.40
Box 1062
3rd Floor, One Capital Place
Grand Cayman, BWI

Silver Shadow Investment Ltd.    6/2/97    $100,000          250,000        $.40
P.O. Box 546
St. , Helier, Jersey J E4 8XY
Channel Islands

Billee Davidson                  6/2/97     $25,000           62,500        $.40
3902 - W. 38th Avenue
Vancouver, B.C. V6N 2Y6

A. Gregori Imports Ltd,          6/2/97     $60,000          150,000        $.40
112 - 1010 West Georgia St,
Vancouver, B.C. V6E 2Y2

J R Ing & Associates             6/2/97     $30,000           75,000        $.40
1360 W. 32nd
Vancouver, B.C. V6H 2J3

Linda A. Massie                  6/2/97      $6,000           15,000        $.40
4379 Arbutus St,
Vancouver, B.C. V6J 4S4

Debby Tonn                       6/2/97     $15,000           37,500        $.40
4899 Meadfield Rd.
West Vancouver, B.C.
V7W 3E6

Daphne Killas                    6/2/97     $25,000           62,500        $.40
608-1888 York Ave. Vancouver,
B.C. V6J 5A7

Chris MacPherson                 6/2/97     $10,000           25,000        $.40
Suite 3434 - 666 Burrard Street
Vancouver, B.C. V6C 2X8

Rod Morreau                      6/2/97      $5,000           12,500        $.40
Suite 3434 - 666 Burrard Street
Vancouver, B.C. V6C 2X8

Wendy Chan                       6/2/97      $5,000           12,500        $.40
Suite 3434 - 666 Burrard Street
Vancouver, B.C. V6C 2X8

TOTAL                            6/2/97    $750,000        1,875,000        $.40

     The issuance of the shares was made in reliance upon the exemption contained in Regulation S as amended, to offshore residents and in Canada pursuant to the exemptions from registration contained in section 55(2) (4) and 55 (2) (9) of the Securities Company Act (British Columbia) and/or paragraphs 128(a) or 128(h) of the Securities Rules to the Securities Act.

1997
----

                               Date of      Consideration   Number of  Price per
                               Purchase                     Shares     Share
                               ---------    --------------  ---------  ---------

Xiao Qing Du                   March 3,1997                   4,000,000
2754 Adanac Street
Vancouver, B.C.,
V5K 2M9                                    ( Exchange for
                                           ( acquisition of
                                           ( 100% of stock of
                                           ( Infornet Investment,
                                           ( L.T.D.

Jing Liang                     March 3,1997                   1,000,000
403-1333 Haro Street
Vancouver, B.C., V6E 1G4

                                                TOTAL         5,000,000

     The issuance of the shares was made in reliance upon the exemption to Registration contained in Regulation S as amended, to offshore residents, and in Canada pursuant to the exemptions from registration contained in section 55(2)
(4) and 55 (2) (9) of the Securities Company Act (British Columbia) and/or paragraphs 128(b) and or 128(h) of the Securities Rules to the Securities Act.

1999                                      Option Exercise
----                                      ---------------

                                     Date of  Consideration Price Per  Number
                                     Purchase ------------- Share      Of Shares
                                     --------               ---------  ---------
1. Lancaster Pacific Investment Ltd.  4/6/99  $ 88,000      $.40         220,000
   14/F Tung Hip Commercial Building
   244-252 Des Voeux Road C.
   Hong Kong

2. Tandoor Holdings Limited           4/6/99  $148,000      $.40         370,000
   20D Primrose Mansion
   Taikooshing, Hong Kong

3. S.Y.Marc Hung                      4/4/99  $ 60,000      $.40         150,000
   6-1200 Brunette Ave.
   Coquitlam, B.C.,
   Canada V3K I G3

4. Kun Wei                            4/4/99  $132,000      $.40         330,000
   #69 West Gulou Street
   Beijing, P.R. China

5. Xin Wei                            4/4/99  $132,000      $.40         330,000
   #2754 Adanac Street
   Vancouver, B.C.
   Canada V5K 2M9

TOTAL                                          560,000                 1,400,000

     The issuance of the shares was made in reliance upon the exemption contained in Regulation S as amended, to offshore residents and in Canada pursuant to the exemptions from registration contained in section 55(2) (4) and 55 (2) (9) of the Securities Company Act (British Columbia) and/or paragraphs 128(a) or 128(h) of the Securities Rules to the Securities Act.

                              PRIVATE PLACEMENT

Name & Address                   Number *  Consideration     Date of   Price per
--------------                   Of Shares -------------     Purchase  Share
                                 ---------                   --------  (Units)
                                                                       --------
Mitsukiku Investments Ltd          625,000   $625,000        5/19/99       $1.00
PO Box 428
Les Braves House,
Les Banques St. Peter Port
Guernsey
4V1 3W2

Tandoor Holdings Ltd               570,000   $570,000        5/19/99       $1.00
20D Primrose
Mansion
Taikooshing
Hong Kong

Richco Investors Inc.              700,000   $700,000        5/19/99       $1.00
830-789 West Pender Street
Vancouver B.C.
Canada V6C 1H2

Development Fund 11 of
Nova Scotia Inc.                   190,000   $190,000        5/19/99       $1.00
c/o Richco Investors Inc.
830-789 West Pender Street
Vancouver B.C.
Canada V6C 1H2

Mr. Minhas Sayani                   75,000    $75,000        5/19/99       $1.00
PO Box 30020 Dubai
United Arab Emirates

Xerxes Venture Capital Fund Ltd.    50,000    $50,000        5/19/99       $1.00
PO Box 88 I Grenville St.
St. Helier, Jersey
JE4 9PF UK

Goldpac Investment Fund             40,000    $40,000        5/19/99       $1.00
16D 139 Drake St
Vancouver B.C.
V6Z 2T8 Canada

Nottinghill Resources Ltd.          50,000    $50,000        5/19/99       $1.00
Mareva House 4 George St.
Nassau, Bahamas

Mr. Allan Slaughter                 10,000   $ 10,000        5/19/99       $1.00
1368 Madrona Dr. Bay, B.C.
V9P 9C9 Canada

Mr. David Atkinson                   7,500     $7,500        5/19/99       $1.00
4590 Keith Rd
West Vancouver B.C.
V7W 1W2 Canada

Mr. Michael Atkinson                 7,500     $7,500        5/19/99       $1.00
#210 1315 W. 11th Ave.
Vancouver B.C.
V6H 1K7 Canada

Mrs. Juanita L. Po                   5,000     $5,000        5/19/99       $1.00
842 Clements Ave.
North Vancouver B.C.
V7R 2K7 Canada

Mr. Joseph Go and                   10,000   $ 10,000        5/19/99       $1.00
Mrs. Babs Po
1045 Montroyal Blvd.
N. Vancouver 13C
V7R 2H5 Canada

Bradstone Equity Partners Inc.     200,000   $200,000        5/19/99       $1.00
#638-375 Water St.,
Vancouver B.C.
V6B 5C6 Canada

403401 B.C. Ltd.                   150,000   $150,000        5/19/99       $1.00
#638-375 Water St.,
Vancouver B.C.
V6B 5C6 Canada

Silver Shadow Investments Ltd.      20,000    $20,000        5/19/99       $1.00
PO Box 546 28-30 The Parade
St. Helier Jersey
Channel Islands

Cayman Islands Securities Ltd.      80,000    $80,000        5/19/99       $1.00
PO Box 2835 G.T.
Grand Cayman
B. W. I.

Chelsea Capital Corp.               70,000    $70,000        5/19/99       $1.00
#200-750 W. Pender St.
Vancouver B.C.
V6C 1B5 Canada

Mr.Carlo K.Rahal                    25,000    $25,000        5/19/99       $1.00
6410 Charing Crt.
Burnaby B.C.
V5E 3Y3 Canada

Mr.David M.Lyall                   100,000   $100,000        5/19/99       $1.00
6745 W. Blvd B.C.
V6P 5R8 Canada

Ms. Linda A. Massie                 10,000    $10,000        5/19/99       $1.00
305-1750 West 13th Ave
Vancouver B.C.
V6J 2H1 Canada

Mr. Patrick Hung                    60,000    $60,000        5/19/99       $1.00
6-1200 Brunette Ave.
Coquitlam B.C.
V3K 1G3 Canada

Ms Chantal Hung                     60,000    $60,000        5/19/99       $1.00
6C Winston Churchill Lane
Curepipe
Mauritius

Mr. Marc Hung                       80,000    $80,000        5/19/99       $1.00
6- 1200 Brunette Ave.
Coquittam B.C.
V3K 1G3 Canada

Hare & Co.                         100,000   $100,000        5/19/99       $1.00
C\O Bank of New York
1 Wall Street - 3rd Floor
New York, N.Y. 10286

Clariden Bank,                     180,000   $180,000        5/19/99       $1.00
Claridestrasse 26,
8002 Zurich
Switzerland

Mr.Brian Findlay                    50,000    $50,000        5/19/99       $1.00
29433 Simpson Rd,
Abbotsford, B.C.
V6C I H9 Canada

Mr.Hazel L. Allington                3,500     $3,500        5/19/99       $1.00
4614 Woodgreen Dr.
West Vancouver B.C.
V7S 2V2 Canada

Ms.Sharon Allington                  1,500     $1,500        5/19/99       $1.00
4614 Woodgreen Dr
West Vancouver B.C.
V7S 2V2 Canada

Orbit Leasing Corp.                 90,000    $90,000        5/19/99       $1.00
310-1324 17th Ave.SW
Calgary Alberta
T2T 5S8 Canada

Taylor Oil Products Ltd.            80,000    $80,000        5/19/99       $1.00
PO Box 1062 GT Grand Cayman.
B.W.I.

Caribbean Avionics Ltd.            280,000   $280,000        5/19/99       $1.00
PO Box 599
Carribean Place Providenciales,
Turks & Caicos Is.

Yonderiche International
Consultant                          15,000    $15,000        5/19/99       $1.00
102-1318 West 6th Ave.
Vancouver, B.C.
V6H 1A7 Canada

Ms. Jane Lee Kennedy                 1,500     $1,500        5/19/99       $1.00
1253 Hunter Rd
Delta B.C.
V4L 1Y9 Canada

Mr. Billee Davidson                 10,000    $10,000        5/19/99       $1.00
3902 West 38th Ave.
Vancouver B.C.
V6N 2Y6 Canada

Mr. F. Goelo                       120,000   $120,000        5/19/99       $1.00
PO Box 10910 Grand Cayman
Cayman Islands
B.W.I.

Aberdeen Holdings Ltd.              50,000    $50,000        5/19/99       $1.00
60 Market Square
Belize City
Belize

Mr. Ken Aloysius Kow                16,000   $ 16,000        5/19/99       $1.00
Ms. Dannie Kow
2957 East 56 Ave
Vancouver B.C.
V5S 2A2 Canada

Mr. Floyd Hill                      25,000    $25,000        5/19/99       $1.00
1800-609 Granville St.
Vancouver B.C.
V7S IC4 Canada

Ms. Linda Collins                   25,000    $25,000        5/19/99       $1.00
3939 W. 38th Ave
Vancouver B.C.
V6N 2Y7 Canada

Mr. Patrick C. Lincoln               5,000     $5,000        5/19/99       $1.00
17 Leacock CT
Thornhill ON
L3T 6X9 Canada

Mr. Rodney B. Johnston              25,000    $25,000        5/19/99       $1.00
17412-29th Ave.
S. Surrey B.C.
V4P 9R1 Canada

Mr. L. C. Allington                 50,000    $50,000        5/19/99       $1.00
4614 Woodgreen Dr
West Vancouver B.C.
V7S 2V2 Canada

Mr. Hugh Cooper                     10,000    $10,000        5/19/99       $1.00
425 Rabbit Lane
West Vancouver B.C.
V7S 1J1 Canada

Ms. Sharon Cooper                   40,000    $40,000        5/19/99       $1.00
425 Rabbit Lane
West Vancouver 13C
V7S 1J1 Canada

J.F. Yang Capital Corp.            250,000   $250,000        5/19/99       $1.00
15 Starling House Charlbert
St. London NW8 7BS UK

Mr. Brent Petterson                  2,500     $2,500        5/19/99       $1.00
603-1500 Ostler Court,
North Vancouver B.C.
V7G 2S2 Canada

Prism Holdings Inc.                 25,000    $25,000        5/19/99       $1.00
PO Box 150, Design House,
Providenciales,
I Turks & Caicos Islands
B.W.I.

Ms.Christine Smith                  10,000    $10,000        5/19/99       $1.00
#314-3738 Norfolk St.
Burnaby B.C.
V5G 4V4 Canada

First Nevisian Stockbrokers Ltd.    40,000    $40,000        5/19/99       $1.00
Barclays Building. Maw St.
Charlestown Nevis
B. W. I.

Tedburn Ltd.                       150,000   $150,000        5/19/99       $1.00
2C Engineers Road,
Gibraltar

J.R. Ing Associates                 35,000    $35,000        5/19/99       $1.00
130 Adelaide St. West
Toronto ON
M5P I G6 Canada

Sirhc Holdings Ltd.                150,000   $150,000        5/19/99       $1.00
9 Church St.
Hamilton Hm11
Bermuda

A&E Capital Funding Inc.           250,000   $250,000        5/19/99       $1.00
2300 Yonge St. Suite 3000
Toronto ON
M4P 1E4 Canada

Thesis Group Inc.                  150,000   $150,000        5/19/99       $1.00
19 Hanover Terrace Regents Park
London
NW1 4RJ UK

Mr.Barry Fraser                     15,000    $15,000        5/19/99       $1.00
1300-777 Dunsmuir St.
Vancouver B.C.
V7Y I K2 Canada

Mr.William Adams                    10,000    $10,000        5/19/99       $1.00
PO Box 922 40102 Skyline Pl.
Garibaldi Highlands
Vancouver B.C. VON 1TO
Canada

Mr.Fred TSE                         40,000     $40,000       5/19/99       $1.00
186 Stevens Dr
West Vancouver B.C.

TOTAL                            5,500,000  $5,500,000
                                    shares

          *The Offering consisted of Units - each unit containing one share and one warrant. The warrant entitles the holder to purchase one additional common unit of the Issuer at $2.00 per unit on or before March 31, 2001, which unit consists of one common share and one additional warrant to purchase a share of common stock at $5.00 per share on or before March 31, 2002.

     On September 17, 1997 the Company issued 385,000 Units to Richco Investors Inc. for consulting services in structuring Private Placement.

     The issuance of the shares was made in reliance upon the exemption contained in Regulation S as amended, to offshore residents and in Canada pursuant to the exemptions from registration contained in section 55(2) (4) and 55 (2) (9) of the Securities Company Act (British Columbia) and/or paragraphs 128(a) or 128(h) of the Securities Rules to the Securities Act.

                                             Price per
                                    Date     Share       Consideration    Shares
                                    ----     -----       -------------    ------

Xin Wei
2754 Adanac Street
Vancouver, B.C. VSK 3M9             2/20/97  $.001          750          750,000

Kun Wei
403 No I Blvd
Qianmachang Lane
Gulou Street, West
Beijing, China                      2/20/97  $.001          450          450,000

Xi-ping Qu
403 - 1333 Haro Street
Vancouver, B.C. V6E 1G4             2/20/97  $.001          300          300,000

Nicole Alagich
1400 - 400 Burrard Street
Vancouver, B.C. V6C 3G2             2/20/97  $.001          .30            3,000

Terry Johnston
1408 - 4300 Mayberry Street
Burnaby, B.C. V5H 4A4               2/20/97  $.001         3.00            3,000

Ranjit Bhogal
9042 135 A Street
Surrey, B.C. V3V 7CS                2/20/97  $.001         3.00            3,000

Bhupinder Mann
1182 East 33rd Ave.
Vancouver, B.C. V5F 3B3             2/20/97  $.001         3.00            3,000

Charles Grahn
203 - 1386 West 73rd Ave
Vancouver, B.C. V6P 3E8             2/20/97  $.001         3.00            3,000

Gemsco Management Ltd.
53 Woodland Drive
Delta, B.C. V4L 2H4                 2/20/97  $.001          700          700,000

Farmind Link Corp.
2998 Park Lane
West Vancouver, B.C. V7V 1E9        2/20/97  $.001          700          700,000

Simon Yuen
19835 64th Avenue
Langley, B.C. V2Y 11.S              2/20/97  $.001          700          700,000

Lionel Welch
7 Prince Street
Belize City, Belize                 2/20/97  $.001          320          320,000

Kathleen Robinson
P.O. Box 170
Grand Turk
Turks & Caicos Islands, BWI         2/20/97  $.001           10           10,000

Mr. Joseph A. Gamache
1421 Barber Court
Banning CA 92220                    2/20/97  $.001           10           10,000

Hartford Capital Corporation
1400 - 400 Burrard Street
Vancouver,  B.C. V6C 3G2            2/20/97  $.001           45           45,000
                                                                          ------
                                                                       4,000,000

     The issuance of the shares was made in reliance upon the exemption contained in Regulation S as amended, to offshore residents and in Canada pursuant to the exemptions from registration contained in section 55(2) (4) and 55 (2) (9) of the Securities Company Act (British Columbia) and/or paragraphs 128(a) or 128(h) of the Securities Rules to the Securities Act.

     Each of the sales listed above was made for cash or services as listed. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4 (2) of the Securities Act of 1933, as amended. Based upon Subscription Agreements completed by each of the subscribers, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters.

     On November 12, 1999 the Company granted 2,136,000 options to purchase shares at $1.30 per share to entities/persons who contributed to the successful results achieved by the Company in 1999, as follows:

     a. 262,000 options to Gemsco Management Ltd. for designing and implementing the Company's corporate website, advising on technological matters, researching the technology sector and for services as a director.
     b. 262,000 options to Farmind Link Corp. for their role as advisor on strategic issues, technology market trends, and financial and capital market issues.
     c. 262,000 options to Sinhoy Management Ltd. for their contributions to the general management of the Company, investor relations, technological matters and for services as a director.
     d. 212,000 options to Lancaster Pacific Investment, Ltd. for their contributions in the areas of regulatory matters, Chinese market conditions and strategies aimed at penetrating the market.
     e. 50,000 options to Ernest Cheung for services rendered as secretary and director of the Company.
     f. 20,000 options to Yonderiche International Consultants Ltd. for services rendered in matters regarding Chinese government policies and regulations.
     g. 1,068,000 options to Weststar Holdings Limited and employees of Xin Hai Technology Development Ltd., as a group, for the successful continued development of the business in China and achieving excellent operational results during the year. The breakdown of the 1,068,000 options is to be determined at a later date.

     The average closing price for the five trading days ended on November 12, 1999 was $1.28 per share.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Florida Statutes provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonable believed to be in the Company's best interest and is a party by reason of his status as an officer or director, acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

      As permitted by Florida Statutes, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability
----------------------

      The Florida Corporation Act excludes personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts in violation of the Florida Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

                                    PART F/S

FINANCIAL  STATEMENTS AND SUPPLEMENTARY DATA

     The response to this Item is included as a separate Exhibit to this report. Please see pages F-1 through F-14 and Pages F-1 through F-9.

                   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Financial Statements and Schedules. The following financial statements and schedules for the Registrant as of September 30, 1998 and for the fiscal year of 1997 are filed as part of this report.

     (1) Financial statements of Xin Net Corp. (formerly Placer Technologies, Inc.) and subsidiaries.

Year 1997
---------                                                              Page
                                                                       ----
Cover Page

Index to Financial Statements                                          F-1

Independent Auditor's Report for years ended
December 31, 1998 and December 31, 1997                                F-2

Consolidated Balance Sheet at end of December 31, 1998                 F-3

Consolidated Statement of Operations at end of December 31, 1998       F-4

Consolidated Statement of Stockholders' Equity at end of
December 31, 1998                                                      F-5


Consolidated Statement of Cash Flows at end of December 31, 1998       F-6

Notes to the Consolidated Financial Statements                         F-7 -F-14

(2)   Financial Statement Schedules:

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Interim Financial Statements for period ended
September 30, 1999 (unaudited)                                         F-1

Balance Sheet                                                          F-2

Statement of Operations                                                F-3

Statement of Cash Flows                                                F-4

Statement of Stockholders' Equity                                      F-5

Notes to Financial Statements                                          F-6 - F-9

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE:  December 8, 1999
                                    XIN NET CORP.
                                    by:/s/ Marc Hung, President
                                    ----------------------------
                                    Marc Hung, President

      Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/Xiao-qing Du         Director                      December 8, 1999
-----------------
Xiao-qing Du

/s/ S.Y. Marc Hung      President and Director        December 8, 1999
------------------
S.Y. Marc Hung

/s/Ernest Cheung        Secretary and Director        December 8, 1999
-----------------
Ernest Cheung

/s/Maurice Tsakok       Director                      December 8, 1999
----------------
Maurice Tsakok

                              FINANCIAL STATEMENTS
                                 XIN NET CORP.

                            PLACER TECHNOLOGIES, INC.
                                AND SUBSIDIARIES

                                 VANCOUVER, BC

                                  AUDIT REPORT

                           DECEMBER 31, 1998 AND 1997


                                    CONTENTS

Independent Auditors' Report ...........................................F-2

Consolidated Balance Sheet at December 31, 1998 and 1997 ...............F-3

Consolidated Statement of Operations For The Year Ended
       December 31, 1998, For the Period From Inception
       (September 12, 1996) To December 31, 1997, and For the Period
       From Inception (September 12, 1996) to December 31, 1998 ........F-4

Consolidated Statement of Stockholders' Equity From Inception
       (September 12, 1997) To December 31, 1997 .......................F-5

Consolidated Statement of Cash Flows For The Year Ended
       December 31, 1997, For the Period From Inception
       (September 12, 1996) To December 31, 1997, and For the Period
       From Inception (September 12, 1996) to December 31, 1998.........F-6 F-7

Notes to the Consolidated Financial Statements ........................ F-8 F-10

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Xin Net Corp. and Subsidiaries
Vancouver, B.C. V6C 1H2

We have audited the consolidated balance sheet of Xin Net Corp. and Subsidiaries (the Company), as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of Xin Net Corp. and Subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.

Clancy  and Co., P.L.L.C.
Phoenix, Arizona
July 25, 1999

                         XIN NET CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1998 AND 1997

                                            1998              1997
                                            ----              ----
                                     ASSETS

Current Assets

   Cash                                     $  336,189        $  337,366
   Accounts Receivable                          37,376            28,062
   Prepaid Expenses                              2,614                 0
                                               -------         ---------
Total Current Assets                           376,179           365,428

Property and Equipment, Net  (Note 3)          227,427           188,309

Other Assets

   Organizational Costs, Net (Note 2)              969             1,031
                                               -------         ---------

Total  Assets                               $  604,575        $  554,768
                                               =======           =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Accounts Payable and Other Accrued

   Liabilities                              $   20,504        $   12,975
   Other Advances (Note 4)                      20,000                 0
                                                -------         ---------
Total Liabilities                               40,504            12,975

Commitments and Contingencies                     None              None

Stockholders' Equity
   Common Stock: $0.001 Par Value,
Authorized 50,000,000; Issued and
Outstanding, 14,075,000                          14,075            14,075
Additional Paid In Capital                      792,990           792,990
Retained Earnings (Accumulated Deficit)        (242,994)         (265,272)
                                                --------         ---------
Total Stockholders' Equity                      564,071           541,793
                                                -------         ---------

Total Liabilities and Stockholders' Equity   $  604,575       $   554,768
                                                =======          ========

   The accompanying notes are integral part of these financial statements.

                         XIN NET CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                          For The Year Ended      For The
                                          December 31, 1998       Year Ended
                                                                  Dec. 31, 1997
                                          ------------------     ---------------
Revenues                                 $   527,988             $   96,177

Expenses

   General and Administrative                510,555                333,084
                                             -------                -------

Operating Income (Loss)                       17,433              (236,907)

Other Income

   Interest Income                             4,845                  7,221
                                               -----                  -----

Net Income (Loss) Available to
Common Stockholders                      $    22,278            $  (229,686)
                                               ======               ========

Basic Income (Loss) Per Common Share      $    0.001            $     (0.02)
                                               =====             ===========

Basic Weighted Average Common

Shares Outstanding                        14,075,000             12,127,082
                                           ==========             ==========

  The accompanying notes are an integral part of these financial statements.

                         XIN NET CORP. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                             Loss Accumulated
                                                             During the
                                                             Additional
                             Common      Stock     Paid In   Development
                             Shares      Amount    Capital   Stage      Total
                            ---------    ------    -------   ---------  --------
Balance, December 31, 1996  3,200,000    $3,200    $49,800   $(35,586)  $17,414

Issuance of Common Stock
For Cash at $.40 Per Share
on June 2, 1997             1,875,000     1,875     748,125             750,000

Issuance of Common Stock
in Exchange for
Acquisition of Subsidiary
on March 3, 1997            5,000,000     5,000      (4,900)                100

Issuance of Common Stock
For Services at $.001 Per
Share on February 20, 1997  4,000,000     4,000                           4,000
Loss, Year Ended December
31, 1997                                                     (118,313) (118,313)
                           ----------     -----   --------     -------- --------

Balance, December 31,
1997, as previously
reported                   14,075,000     14,075     793,025  (153,899) 653,201
Prior Period Adjustment -
Error In Consolidation of
Subsidiary's 1997
Financial Statements
Expressed in Canadian
Dollars Which Should Have
Been in U.S. Dollars
(Note 7)                                                 (35) (111,373)(111,408)
                           ----------    --------  ---------- --------  --------

Balance, December 31,
1997, as restated          14,075,000     14,075     792,990  (265,272) 541,793
Income, Year Ended
December 31, 1998                                               22,278   22,278
                            ---------    --------  ---------- ---------  -------

Balance, December 31, 1998 14,075,000    $14,075    $792,990 $(242,994)$564,071
                           ==========    ========    ======== =========  =======

  The accompanying notes are an integral part of these financial statements.

                         XIN NET CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                For the Year   For the
                                                Ended December Year Ended
                                                31, 1998       December 31, 1997
                                                -------------- -----------------
Cash Flows From Operating Activities

   Net Income (Loss)                              $   22,278          $(229,686)

   Adjustments to Reconcile Net Income
(Loss) to Net Cash Provided By (Used in)
Operating Activities

      Depreciation and Amortization                   47,930             46,760
      Common Stock Issued for Services                     0              4,000
      Changes in Assets and Liabilities
       (Increase) Decrease in Accounts Receivable     (9,314)           (28,062)
       (Increase) Decrease in Prepaid Expenses        (2,614)                 0
       (Increase) Decrease in Organizational Costs         0             (1,088)
           Increase (Decrease) in Accounts Payable     7,529             12,975
                                                     -------          ----------
      Total Adjustments                               43,531             34,585
                                                     -------          ----------
Net Cash Provided By (Used in) Operating Activities   65,809           (195,101)

Cash Flows From Investing Activities

   Purchase of Property and Equipment                (86,986)          (235,012)
                                                      -------          ---------
Net Cash Flows Used in Investing Activities          (86,986)          (235,012)

Cash Flows From Financing Activities

   Proceeds From Sale of Common Stock                      0            750,000
   Related Party Advances                              20,000                65
                                                      -------          ---------
Net Cash Provided by Financing Activities              20,000           750,065
                                                      -------          ---------

Increase (Decrease) in Cash and Cash Equivalents       (1,177)          319,952

Cash and Cash Equivalents, Beginning of Year          337,366            17,414
                                                      -------          ---------
Cash and Cash Equivalents, End of Year               $336,189          $ 37,366
                                                      =======            =======

Supplemental Information:
Cash paid for:
      Interest                                       $     0            $     0
     Income taxes                                    $     0            $     0
                                                ============       =============
Noncash Investing and Financing:
   Common Stock Issued for Services                  $     0            $ 4,000
                                                ============       =============
   Common Stock Issued in Exchange for
   Acquisition of Subsidiary                         $     0            $    65
                                                ============       =============

  The accompanying notes are an integral part of these financial statements.

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 1 - ORGANIZATION

         Xin Net Corp. (the Company) was incorporated under the laws of the State of Florida on September 12, 1996, under the name of Placer Technologies, Inc., with an authorized capital of 2,000 shares of common stock with a par value of one cent ($0.01) per share. On December 11, 1996, the Company amended its Articles of Incorporation to increase its capital stock to 50,000,000 shares with a par value of one million ($0.001) per share. On July 22, 1998, the Company amended its Article of Incorporation and changed its name to Xin Net Corp. The Company is involved in the development of Internet related products and services, primarily developing web site home pages for small businesses and electronic mail services.

         The Company has two wholly owned subsidiaries: Infornet Investment Limited, (a Hong Kong Corporation) which is a telecommunication and management network company providing financial resources and expertise in telecommunication projects; and Infornet Investment Corp., (a Canadian Corporation), which is engaged in a similar line of business, has 100,000,000 common shares of no par value authorized, with 100 shares issued and outstanding.

         During 1997, the Company issued 5,000,000 shares of common stock to acquire the wholly owned subsidiary, Infornet Investment Corp. (Canada), for a total value of $65, representing the organizational costs of filing fees. The shares were issued on March 3, 1997.

         On August 25, 1997, through the wholly owned subsidiary, Infornet Investment Limited (Hong Kong), under the laws of the People's Republic of China, the Company formed an 80% cooperative joint venture called Placer Technologies Corp. (a limited liability company) with Xin Hai Technology Development Ltd. (a People's Republic of China Corporation) as a 20% partner, for a term of twenty (20) years. In accordance with FAS 94, "Consolidated Financial Statements," the equity method is used to account for the investment in the joint venture. Xin Hai Technology Development Ltd. (Xin Hai) is engaged in the business of developing computer hardware, software, and telecommunication network technology, and providing consultation and training services. Xin Hai is an experienced Internet Service Provider (ISP) based in Beijing, China. ISP licenses are tightly controlled by the Ministry of Information Industry (MII) and provide a substantial barrier to entry. Xin Hai plans to position itself as a major supplier of Internet services in China by covering the major cities.


         The Joint  Venture  company sells  computer  network systems,
         communication   equipment  and   communication   engineering services,
         including development and construction of Internet access networks in China. The Joint Venture will be operated in accordance with the laws and regulations in China which allow Sino-foreign joint

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

         venture companies to construct Internet access networks and to have ownership rights and rights for return on investment, but disallow joint venture companies to operate such networks. Total advances to joint venture for the years ended December 31, 1998 and 1997 are $624,883 and $381,673, respectively.

         The Company was classified as a development stage company in prior years. The year ended December 31, 1998, is the first year the Company is no longer in the development stage.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         A.  Method of Accounting

         The Company's financial statements are prepared using the accrual method of accounting.

         B.  Cash and Cash Equivalents

         The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash and cash equivalents.

         C.  Concentration of Credit Risk

         The Company maintains U.S. Dollar cash balances in Canadian banks, that are not insured.

         D.  Principles of Consolidation

         The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Infornet Investment Corp. (Canada) and Infornet Investment Limited (Hong Kong). All significant intercompany transactions and balances have been eliminated in consolidation.

         E.  Purchase Method

         Investments in companies have been included in the financial report using the purchase method of accounting on the basis of the fair value of the acquired assets less liabilities assumed. The Company retains the acquired companies as subsidiaries. The Company's wholly owned subsidiaries, Infornet Investment Corp. (Canada) and Infornet Investment Limited (Hong Kong), provide similar Internet services to the Canadian and Chinese markets.

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         F.  Property and Equipment

         Property and equipment, stated at cost, is depreciated under the straight-line method over their estimated useful lives, ranging from three to seven years.

         G.  Revenue Recognition

         Revenues from products and services are recognized at the time goods are shipped or services are provided to the customer.

         H.  Cost Recognition

         Selling, general, and administrative costs are charged to operating expenses as incurred.

         I.  Amortization

         Costs incurred to organize the Company have been capitalized and are amortized using the straight-line method over seven years. Amortization charged to expense during the year ended December 31, 1998 and 1997 was $62 and $47, respectively.

         J.  Use of Estimates

         Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

         K.  Income Taxes

         The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Income Taxes." Under SFAS No. 109, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

         See Note 5.

         L.  Per Share of Common Stock

         Effective January 1, 1997, basic earnings or loss per share has been computed based on the weighted average number of common shares outstanding. All earnings or loss per share amounts in the financial statements are basic earnings or loss per share, as defined by SFAS No. 128, "Earnings Per Share."

         M.  Stock-Based Compensation

         The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

         SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to remain on its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123, effective January 1, 1997.

         N.  Foreign Operations

         The financial position and results of operations of the Company's foreign subsidiaries are maintained in a currency other than the reporting currency. Prior to consolidation, the assets, liabilities, revenues, expenses, gains and losses are remeasured into the reporting currency, and any exchange gains or losses that result from remeasuring foreign currency amounts are included in net income/loss in the subsidiaries financial statements. Monetary assets and liabilities, such as property and equipment, accumulated depreciation, intangible assets, amortization, and common stock, are remeasured into the reporting currency using historical exchange rates. Monetary assets and liabilities, such as cash and most liabilities, are remeasured based on

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         current exchange rates. Revenues and expenses related to nonmonetary items, such as cost of goods sold, depreciation, and amortization of intangible assets, are remeasured using the historical exchange rates, while those related to monetary items are remeasured using current exchange rates. See Note 6.

         O.  Business Segment Information

         The Company implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective January 1, 1998. The Company's reportable segments are geographic areas that provide Internet services and products. See Note 6.

         P.  Capital Structure

         The Company has implemented SFAS No. 129, "Disclosure of Information about Capital Structure," effective January 1, 1998, which established standards for disclosing information about an entity's capital structure. The implementation of SFAS No. 129 has no effect on the Company's financial statements

         Q.  Comprehensive Income

         The Company has  implemented  SFAS No.  130,  "Reporting  Comprehensive
         Income," effective January 1, 1998, which requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. The implementation of SFAS No. 130 has no effect on the Company's financial statements.

         R.  Reclassifications

         Certain prior period amounts have been reclassified to conform to the current year presentation.

         S.  Pending Accounting Pronouncements

         It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 3 - PROPERTY AND EQUIPMENT

         Property and equipment consists of the following at December 31:

                                             1998                     1997

         Office Equipment                 $      3,440             $      3,767
         Equipment                             279,551                  228,239
         Furniture                               3,349                    3,004
                                            ----------                 ---------
         Total                                 286,340                  235,010
         Less Accumulated Depreciation         (58,913)                 (46,701)
                                            ----------                 ---------
         Net Book Value                   $    227,427             $    188,309
                                            ==========                 =========

         Depreciation charged to expense during the year ended December 31, 1998 and 1997, was $47,868 and $46,701.

NOTE 4 - OTHER ADVANCES

         Other advances of $20,000 at December 31, 1998, represent funds advanced to the Company, bearing no interest and due on demand. The advance was paid in full as of the date of issuance of these financial statements.

NOTE 5 - INCOME TAXES

         There is no current or deferred tax expense for the years ended December 31, 1998 and 1997, due to the Company's loss position. The benefits of timing differences have not been previously recorded.

         The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheet is a result of the following:

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 5 - INCOME TAXES (CONTINUED)

         Deferred Taxes                              1998           1997
         -----------------------------------         ----------     --------
         Net Operating Loss Carryforwards            $  63,668     $  32,729
         Valuation Allowance                           (63,668)      (32,729)
                                                        ------        ------
         Net Deferred Tax Assets                     $       0     $       0
                                                        ======        ======

         The Company has available net operating loss carryforwards of $187,259 for tax purposes to offset future taxable income, which expire principally in the year 2012.

         Pursuant to the Tax Reform Act of 1986, annual utilization of the Company's net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

NOTE 6 - SEGMENT AND GEOGRAPHIC DATA

         The Company's reportable segments are geographic areas that provide Internet services and products to the Chinese markets. Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes corporate related items, and, as it relates to segment profit (loss), income and expense not allocated to reportable segments.

                              China      Canada      Other          Total

December 31,  1998

  Revenue                   $527,988    $43,827     $     0        $ 571,815
  Operating Income (Loss)    114,747    (20,972)    (71,497)          22,278
       Total Assets          593,510      5,759       5,306          604,575
       Capital Expenditures  282,900      3,440           0          286,340
       Depreciation/
          Amortization        47,146        784           0           47,930
         Interest Income       3,566      1,279           0            4,845

December 31, 1997

         Revenue           $  96,177    $54,625     $     0        $ 150,802
         Operating Loss     (139,659)     1,066     (91,093)        (229,686)
         Total Assets        255,138    298,984         646          554,768
        Capital Expenditures 231,243      3,767           0          235,010
         Depreciation/
         Amortization         46,249        511           0           46,760
         Interest Income          0       7,124          97            7,221

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

         Reconciliation of Segment Information - The reconciling item to adjust total revenues to consolidated revenues is the amount of revenues recorded on Canada's books (a subsidiary) as management fee income, recorded as an expense on the parent's books, and eliminated in consolidation. Management fee income/expense are $43,827 and $54,625 for the years ended December 31, 1998 and 1997, respectively.

NOTE 7 - PRIOR PERIOD ADJUSTMENT

         The accompanying financial statements for 1997 have been restated to correct an error in the consolidation of the Canadian subsidiary's financial statements expressed in Canadian dollars which should have been U.S. Dollars. The effect of the restatement was to decrease net income by $111,373 for 1997.

NOTE 8 - SUBSEQUENT EVENTS

         (1) The Company completed an Offering in May 1999 and has issued 5,500,000 shares of common stock, at $1.00 per share, or $5,500,000. The Company has received all of the proceeds as of the date of issuance of these financial statements.

         (2) The Company granted 1,400,000 incentive options on February 26, 1999, exercisable at $0.40 per share and expiring on February 28, 2004. On April 6, 1999, all of the options were exercised at $0.40 per share, or $560,000. The Company has received all of the proceeds as of the date of issuance of these financial statements.

                         XIN NET CORP. AND SUBSIDIARIES
                          INTERIM FINANCIAL STATEMENTS
                    FOR THE PERIOD ENDED SEPTEMBER 30, 1999
                                  (UNAUDITED)



                                         XIN NET CORP. AND SUBSIDIARIES
                                          CONSOLIDATED BALANCE SHEETS
                                    SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                                   (PREPARED BY MANAGEMENT AND WITHOUT AUDIT)


Stated in U.S. dollars                                    September 30, 1999              December 31, 1998
                                                            -----------------------------------------------
ASSETS
 Current Assets

 Cash                                                        $6,109,389                        $336,189

 Accounts Receivable                                            376,284                          37,376

 Prepaid Expenses                                                 8,776                           2,514

 Inventory (Note 2)                                              15,970                               -
                                                            ------------------------------------------------
Total Current Assets                                          6,510,419                         376,179

 Property and Equipment, Net                                    534,475                         227,427

Other Assets

     Organizational Costs, Net                                      935                             969

Total Assets                                                 $7,045,829                        $604,575
                                                            ================================================
                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts Payable and Other Accrued Liabilities                 $378,700                         $20,504

Other Advances                                                        -                          20,000

Current portion of Obligation under Capital
Lease (Note 3)                                                   58,040                               -
                                                            ------------------------------------------------
                                                                436,740                          40,504

   Obligation under Capital Lease (Note 3)                      141,347                               -

Commitments and Contingencies                                         -                               -

Stockholders' Equity (Note 4)

Common Stock: $0.001 Par Value Authorized:
50,000,000
Issued and Outstanding: 21,360,000 (1998:
14,075,000)                                                      21,360                          14,075

Additional Paid In Capital                                    6,845,705                         792,990

Accumulated Deficit                                            (399,323)                       (242,994)
                                                            ------------------------------------------------
Total Stockholders' Equity                                    6,467,742                         564,071
                                                            ------------------------------------------------
Total Liabilities and Stockholders' Equity                   $7,045,829                        $604,575
                                                            ================================================

                             See Accompanying Notes




                                         XIN NET CORP. AND SUBSIDIARIES
                                     CONSOLIDATED STATEMENTS OF OPERATIONS
                          FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (PREPARED BY MANAGEMENT AND WITHOUT AUDIT)

Stated in U.S. dollars
                                                         Three Months Ended Sept. 30               Nine Months Ended Sept. 30
                                                             1999                 1998                1999                 1998
                                                       -----------------------------------------------------------------------------
Revenue                                                       $283,178        $135,824               $592,581            $394,739

 Expenses

Administration & office                                        103,424          46,221                191,677              82,000

Amortization                                                    38,474          17,150                 62,220              45,150

Business development                                            81,682           4,800                 90,067               7,233

Consulting and management fees                                  20,110          15,469                 45,984              37,039

Foreign exchange (gain) loss                                     1,055         (29,133)                   794             (25,747)

Interest                                                         2,973           1,016                  5,699               2,415

Professional fees                                               71,557          16,052                 91,036              32,959

Rent                                                            32,834               -                 64,304                   -

Salaries and benefits                                           61,352          23,283                113,438              58,284

Selling expenses                                               115,115          42,105                186,818              99,110

Shareholder information, transfer agent and                      1,688               -                  5,287                   -
   filing fees
                                                       -----------------------------------------------------------------------------
                                                               530,264         136,963                857,324             334,443
                                                       -----------------------------------------------------------------------------
Operating Profit (Loss)                                       (247,086)         (1,139)              (264,743)             56,296

Other Income
Interest                                                        62,767             309                108,414               1,590
                                                       -----------------------------------------------------------------------------
Net Earnings (Loss) Available to Common                      ($184,319)          ($830)             ($156,329)            $57,886
Stockholders
                                                       =============================================================================
Basic Earnings (Loss) per Common shares (Note 5)                ($0.01)              $-                ($0.01)                $-
                                                       =============================================================================
Basic Weighted Average Common shares                        21,033,587       14,075,000            17,733,278          14,075,000
outstanding (Note 5)
                                                       =============================================================================
Diluted Earnings (Loss) per common share (Note 5)               ($0.01)              $-                ($0.01)                $-
                                                       =============================================================================

Weighted Average Common shares                              21,033,587       14,075,000            17,733,278          14,075,000
Outstanding, Assuming Dilution (Note 5)
                                                       =============================================================================


                             See Accompanying Notes



                         XIN NET CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998
                   (PREPARED BY MANAGEMENT AND WITHOUT AUDIT)
Stated in U.S. Dollars                                        Nine Months Ended September 30
                                                               1999                    1998
                                                            ---------------        --------------
Cash flows from operating activities                         ($156,329)             ($57,886)

Net profit (loss)

Adjustments to reconcile net loss to net cash

Provided by (used in) operating activities

Depreciation and amortization                                   62,220                 45,150

Changes in assets and liabilities                             (338,908)                 9,351

(Increase) Decrease in accounts receivable                      (6,162)                     -

(Increase) in prepaid expenses                                 (15,970)               (14,976)

(Increase) in inventory                                        358,196                 16,235

Increase in accounts payable                                   (20,000)                20,000
                                                            ----------------------------------
Increase (Decrease) in other advance                          (116,953)               133,646
                                                            ----------------------------------
Cash flows from investing activities                          (155,009)              (205,887)

Purchases of property and equipment                           (214,225)                     -
                                                            ----------------------------------
Purchases of assets under capital lease                       (369,234)              (205,887)
                                                            ----------------------------------
Cash flows from financing activities

Increase (Decrease) in obligation under capital lease          199,387                      -

Issuance of common stock                                     6,060,000                     35
                                                            ----------------------------------
                                                             6,259,387                     35
                                                            ----------------------------------
Increase (Decrease) in cash and cash equivalents             5,773,200                (72,206)

Cash and cash equivalents - beginning of period                336,189                337,366
                                                            ----------------------------------
Cash and cash equivalents - end of period                   $6,109,389               $265,160
                                                            ==================================
Supplemental Information
Cash paid for:

Interest                                                        $5,699                 $2,415
Income Taxes                                                         -                      -
Noncash investing and financing
Common stock issued for services                              $385,000                     $-

                             See Accompanying Notes
                                      F-4


                                         XIN NET CORP. AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999
                                   (PREPARED BY MANAGEMENT AND WITHOUT AUDIT)
Stated in U.S. dollars

                                                                                  Additional Paid
                                                                  Stock Amount      In Capital          Accumulated
                                                Common Shares     at Par Value                            Deficit             Total
                                             ---------------------------------------------------------------------------------------
        Balance, December 31, 1998                 14,075,000         $14,075          $792,990          ($242,994)         $564,071



 Exercise of Stock Option for cash at $0.40           810,000             810           232,190                              324,000
                 per share on April 4, 1999

 Exercise of Stock Option for cash at $0.40           590,000             590           235,410                              236,000
                 per share on April 6, 1999

 Private placement of common stock for cash         5,500,000           5,500         5,109,500                            5,115,000
 at $1.00 per share on May 19, 1999, net of
                          costs of $385,000

   Issuance of common stock for services at           385,000             385           384,615                              385,000
      $1.00 per share on September 17, 1999

   Loss for the nine months ended September                                                               (156,329)        (156,329)
                                   30, 1999
                                             ---------------------------------------------------------------------------------------
                Balance, September 30, 1999        21,360,000         $21,360        $6,845,705          ($399,323)       $6,467,742
                                             =======================================================================================


                             See Accompanying Notes

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998
                   (PREPARED BY MANAGEMENT AND WITHOUT AUDIT)

1        BASIS OF PRESENTATION

         The accompanying unaudited financial statements have been prepared in conformity with generally accepted accounting principles. However, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted or condensed pursuant to the rules and regulations of the Securities and Exchange Commission (ASEC"). In the opinion of the management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results for the entire year. These condensed consolidated financial statements and accompanying notes should be read in conjunction with the Company's annual consolidated financial statements and the notes thereto for the fiscal year ended December 31, 1998 included in its Form 10-SB.

2        INVENTORY

         Inventory is stated at lower of first-in, first-out cost or market.

3        CAPITAL LEASE OBLIGATION

         The Company leases computer equipment through its wholly owned subsidiary company, Infornet Investment Corp., repayable at approximately $5,719 (CND 8,407) per month to June 30, 2002. The liability includes imputed interest at an average rate of 6.12% per annum.

         Total minimum lease payments
         for the year ended December 31

                                    1999                     $ 17,133
                                    2000                       68,530
                                    2001                       68,530
                                    2002                       65,167
                                                             --------
                                                              219,360
         LESS: AMOUNT REPRESENTING INTEREST                   (19,973)
                                                            ----------
         Present value of minimum lease payment               199,387
         LESS: CURRENT PORTION                                (58,040)
                                                            ----------
                                                             $141,347
                                                          ==========

                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998
                   (PREPARED BY MANAGEMENT AND WITHOUT AUDIT)

4        STOCKHOLDERS' EQUITY

         On February 26, 1999, stock options for a total of 1.4 million shares at $0.40 per share were granted. All the options were exercised as of April 6, 1999.

         In May 1999, the Company issued, 5,500,000 common shares through its unit private placement, at $1.00 per share, or $5,500,000. Each common share was issued with a warrant. Each warrant entitles the holder to purchase, on or before March 31, 2001, one additional unit of common share at a price of $2.00 per unit, each unit consisting of one common share and one additional warrant. The additional warrant entitles the holder to purchase one additional common share at a price of $5.00 per share on or before march 31, 2002.

         In September 1999, the Company issued 385,000 common shares to Richco Investors, Inc., a related company with two directors in common with the Company, for their services of structuring the private placement. Each common share was issued with a warrant that bears the same terms as those issued under the private placement. The service charge equaled to 7% of the value of the private placement or $385,000.

5        EARNINGS PER SHARE

         Basic earnings per share is computed by dividing net earnings available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net earnings available to common stockholders by the weighted-average number of common shares outstanding during the period increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.


                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998
                   (PREPARED BY MANAGEMENT AND WITHOUT AUDIT)

5        EARNINGS PER SHARE (CONTINUED)

         The  following  table  sets  forth the  computations  of shares and net earnings  used in the  calculation  of basic and diluted  earnings  per share for the third quarter and the nine month ended 1999 and 1998:
                                                                     Three months ended                       Nine months ended
                                                               09/30/99              09/30/98             09/30/99          09/30/98
                                                       -----------------------------------------------------------------------------
                   Net income (loss) for the period            ($184,319)                ($830)          ($156,329)          $57,886

                Weighted-average shares outstanding           21,033,587            14,075,000          17,733,278        14,075,000

                     Effective dilutive securities;

                                  Dilutive warrants                    -                     -                   -                 -

                   Dilutive potential common shares                    -                     -                   -                 -

       Adjusted weighted-average shares and assumed           21,033,587            14,075,000          17,733,278        14,075,000
                                        conversions

                           Basic earnings per share              ($0.01)               ($0.00)             ($0.01)             $0.00
                                                       =============================================================================
                         Diluted earnings per share              ($0.01)               ($0.00)             ($0.01)             $0.00
                                                       =============================================================================


Due to the loss for the three months and nine months ended September 30, 1999, the effect of outstanding warrants was not included as the effect would be anti-dilutive.

6        SEGMENT AND GEOGRAPHIC DATA

    The Company's reportable segments are geographic areas that provide Internet services and products to the Chinese markets. Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes corporate related items, and, as it relates to the segment profit (loss), income and expenses are not allocated to reportable segments.



                         XIN NET CORP. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998
                   (PREPARED BY MANAGEMENT AND WITHOUT AUDIT)

6        SEGMENT AND GEOGRAPHIC DATA (CONTINUED)

For 3 months ended 9/30/99                                 China              Canada               Other                Total
------------------------------------------------------------------------------------------------------------------------------------
                            Revenue from customers            $283,178                  -                   $-             $283,178

                                  Interest revenue                    -                  -               62,767               62,767

                             Inter-segment revenue                    -                  -                    -                    -

                           Operating income (loss)            (124,890)           (60,103)             (62,093)            (247,086)

                                      Total assets            1,901,305            253,995            4,890,529            7,045,829



For 3 months ended 9/30/98                                 China              Canada               Other                Total
------------------------------------------------------------------------------------------------------------------------------------
                            Revenue from customers             $135,824                  -                    -             $135,824

                                  Interest revenue                    -                309                    -                  309

                             Inter-segment revenue                    -                  -                    -                    -

                           Operating income (loss)               10,047            (5,636)              (5,550)              (1,139)

                                      Total Assets              583,451              4,767               14,389              602,607




                                  EXHIBIT LIST
                                  ------------

SK #

3.1       Articles of Incorporation to Placer Technology, Inc.*

3.2       Articles of Amendment to Placer Technology, Inc.*

3.3       Articles of Amendment to Placer Technology, Inc. to change name to Xin
          Net.*

3.4       Bylaws to Placer Corp. (Xin Net)* (refiled due to incomplete Exhibit)

3.5       Articles of Incorporation to Infornet (B.C.) Investment Corp. &
          Amendment*

3.6 Articles of Incorporation to Micro Express (Hong Kong) and Amendment to change name to Infornet Investment, LTD.*

3.7       Articles of Association Placer Technology Corp. (China)*

10.1 Contract Between Xin Hai Technology Development, L.T.D. and Infornet Investment, L.T.D. dated August 25, 1997*

10.2      Cooperative Joint Venture Contract Placer Technologies/Xin Hai*

10.3      EDUVERSE Non-Exclusive Binding Agreement*

10.4      Addendum to Agreement/Cooperative Joint Venture

  *       Previously filed with Form 10SB.

                                  EXHIBIT 3.4
                      BYLAWS OF PLACER TECHNOLOGIES CORP.

                                     Bylaws
                                       of
                            Placer Technologies, Inc.

                              ARTICLE I. DIRECTORS

Section 1. Function. All corporate powers shall be exercised by or under the authority of the Board of Directors. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. Directors must be natural persons who are at least 18 years of age but need not be shareholders of the Corporation. Residents of any state may be directors.

Section 2. Compensation. The shareholders shall have authority to fix the compensation of directors. Unless specifically authorized by a resolution of the shareholders, the directors shall serve in such capacity without compensation.

Section 3. Presumption of Assent. A director who is present at a meeting of the Board of Directors or a committee of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he objects at the beginning of the meeting (or promptly upon arriving) to the holding of the meeting or transacting the specified business at the meeting, or if the director votes against the action taken or abstains from voting because of an asserted conflict of interest.

Section 4. Number. The Corporation shall have at least the minimum number of directors required by law. The number of directors may be increased or decreased from time to time by the Board of Directors.

Section 5. Election and Term. At each annual meeting of shareholders, the shareholders shall elect directors to hold office until the next annual meeting or until their earlier resignation, removal from office or death. Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

Section 6. Vacancies. Any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled by the shareholders or by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the shareholders. If there are no remaining directors, the vacancy shall be filled by the shareholders.

Section 7. Removal of Directors. At a meeting of shareholders, any director or the entire Board of Directors may be removed, with or without cause, provided the notice of the meeting states that one of the purposes of the meeting is the removal of the director. A director may be removed only if the number of votes cast to remove him exceeds the number of votes cast against removal.

Section 8. Quorum and Voting. A majority of the number of directors fixed by these Bylaws shall constitute a quorum for the transaction of business. The act of a majority of directors present at a meeting at which a quorum is presentshall be the act of the Board of Directors.Section 9. Executive and Other Committees. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members one or more committees each of which must have at least two members. Each committee shall have the authority set forth in the resolution designating the committee.

Section 9. Executive and Other Committees. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members one or more committee each of which must have at least two members. Each committee shall have the authority set forth in the resolution designating the committee.

Section 10. Place of Meeting. Regular and special meetings of the Board of Directors shall be held at the principal place of business of the Corporation or at another place designated by the person or persons giving notice or otherwise calling the meeting.

Section 11. Time, Notice and Call of Meetings. Regular meetings of the Board of Directors shall be held without notice at the time and on the date designated by resolution of the Board of Directors. Written notice of the time, date and place of special meetings of the Board of Directors shall be given to each director by mail delivery at least two days before the meeting.

Notice of a meeting of the Board of Directors need not be given to a director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting constitutes a waiver of notice of that meeting and waiver of all objections to the place of the meeting, the time of the meeting, and the manner in which it has been called or convened, unless a director objects to the transaction of business (promptly upon arrival at the meeting) because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors must be specified in the notice or waiver of notice of the meeting.

A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of an adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors. Meetings of the Board of Directors may be called by the President or the Chairman of the Board of Directors. Members of the Board of Directors and any committee of the Board may participate in a meeting by telephone conference or similar communications equipment if all persons participating in the meeting can hear each other at the same time. Participation by these means constitutes presence in person at a meeting.

Section 12. Action By Written Consent. Any action required or permitted to be taken at a meeting of directors may be taken without a meeting if a consent in writing setting forth the action to be taken and signed by all of the directors is filed in the minutes of the proceedings of the Board. The action taken shall be deemed effective when the last director signs the consent, unless the consent specifies otherwise.

                      ARTICLE II. MEETINGS OF SHAREHOLDERS

Section 1. Annual Meeting. The annual meeting of the shareholders of the corporation for the election of officers and for such other business as may properly come before the meeting shall be held at such time and place as designated by the Board of Directors.

Section 2. Special Meeting. Special meetings of the shareholders shall be held when directed by the President or when requested in writing by shareholders holding at least 10% of the Corporation's stock having the right and entitled to vote at such meeting. A meeting requested by shareholders shall be called by the President for a date not less than 10 nor more than 60 days after the request is made. Only business within the purposes described in the meeting notice may be conducted at a special shareholders' meeting.

Section 3. Place. Meetings of the shareholders will be held at the principal place of business of the Corporation or at such other place as is designated by the Board of Directors.

Section 4. Notice. A written notice of each meeting of shareholders shall be mailed to each shareholder having the right and entitled to vote at the meeting at the address as it appears on the records of the Corporation. The meeting notice shall be mailed not less than 10 nor more than 60 days before the date set for the meeting. The record date for determining shareholders entitled to vote at the meeting will be the close of business on the day before the notice is sent. The notice shall state the time and place the meeting is to be held. A notice of a special meeting shall also state the purposes of the meeting. A notice of meeting shall be sufficient for that meeting and any adjournment of it. If a shareholder transfers any shares after the notice is sent, it shall not be necessary to notify the transferee. All shareholders may waive notice of a meeting at any time.

Section 5. Shareholder Quorum. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. Any number of shareholders, even if less than a quorum, may adjourn the meeting without further notice until a quorum is obtained.

Section 6. Shareholder Voting. If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders. Each outstanding share shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders. An alphabetical list of all shareholders who are entitled to notice of a shareholders' meeting along with their addresses and the number of shares held by each shall be produced at a shareholders' meeting upon the request of any shareholder.

Section 7. Proxies. A shareholder entitled to vote at any meeting of shareholders or any adjournment thereof may vote in person or by proxy executed in writing and signed by the shareholder or his attorney-infact. The appointment of proxy will be effective when received by the Corporation's officer or agent authorized to tabulate votes. No proxy shall be valid more than 11 months after the date of its execution unless a longer term is expressly stated in the proxy.

Section 8. Validation. If shareholders who hold a majority of the voting stock entitled to vote at a meeting are present at the meeting, and sign a written consent to the meeting on the record, the acts of the meeting shall be valid, even if the meeting was not legally called and noticed.

Section 9. Conduct of Business By Written Consent. Any action of the shareholders may be taken without a meeting if written consents, setting forth the action taken, are signed by at least a majority of shares entitled to vote and are delivered to the officer or agent of the Corporation having custody of the Corporation's records within 60 days after the date that the earliestwritten consent was delivered. Within 10 days after obtaining an authorizationof an action by written consent, notice shall be given to those shareholders who have not consented in writing or who are not entitled to vote on the action. The notice shall fairly summarize the material features of the authorized action. If the action creates dissenters' rights, the notice shall contain a clear statement of the right of dissenting shareholders to be paid the fair value of their shares upon compliance with and as provided for by the state law governing corporations.


                              ARTICLE III. OFFICERS

Section 1. Officers; Election; Resignation; Vacancies. The Corporation shall have the officers and assistant officers that the Board of Directors appoint from time to time. Except as otherwise provided in an employment agreement which the Corporation has with an officer, each officer shall serve until a successor is chosen by the directors at a regular or special meeting of the directors or until removed. Officers and agents shall be chosen, serve for the terms, and have the duties determined by the directors. A person may hold two or more offices.

Any officer may resign at any time upon written notice to the Corporation. The resignation shall be effective upon receipt, unless the notice specifies a later date. If the resignation is effective at a later date and the Corporation accepts the future effective date, the Board of Directors may fill the pending vacancy before the effective date provided the successor officer does not take office until the future effective date. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

Section 2. Powers and Duties of Officers. The officers of the Corporation shall have such powers and duties in the management of the Corporation as may be prescribed by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors.

Section 3. Removal of Officers. An officer or agent or member of a committee elected or appointed by the Board of Directors may be removed by the Board with or without cause whenever in its judgment the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer, agent or member of a committee shall not of itself create contract rights. Any officer, if appointed by another officer, may be removed by that officer.

Section 4. Salaries. The Board of Directors may cause the Corporation to enter into employment agreements with any officer of the Corporation. Unless provided for in an employment agreement between the Corporation and an officer, all officers of the Corporation serve in their capacities without compensation.

Section 5. Bank Accounts. The Corporation shall have accounts with financial institutions as determined by the Board of Directors.

                            ARTICLE IV DISTRIBUTIONS

The Board of Directors may, from time to time, declare distributions to itsshareholders in cash, property, or its own shares, unless the distribution would cause (i) the Corporation to be unable to pay its debts as they become due in the usual course of business, or (ii) the Corporation's assets to be less than its liabilities plus the amount necessary, if the Corporation were dissolved at the time of the distribution, to satisfy the preferential rights of shareholders whose rights are superior to those receiving the distribution. The shareholders and the Corporation may enter into an agreement requiring the distribution of corporate profits, subject to the provisions of law.

                           ARTICLE V CORPORATE RECORDS

Section 1. Corporate Records. The corporation shall maintain its records in written form or in another form capable of conversion into written form within a reasonable time. The Corporation shall keep as permanent records minutes of all meetings of its shareholders and Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting, and a record of all actions taken by a committee of the Board of Directors on behalf of the Corporation. The Corporation shall maintain accurate accounting records and a record of its shareholders in a form that permits preparation of a list of the names and addresses of all shareholders in alphabetical order by class of shares showing the number and series of shares held by each.

The Corporation shall keep a copy of its articles or restated articles of incorporation and all amendments to them currently in effect; these Bylaws or restated Bylaws and all amendments currently in effect; resolutions adopted by the Board of Directors creating one or more classes or series of shares and fixing their relative rights, preferences, and limitations, if shares issued pursuant to those resolutions are outstanding; the minutes of all shareholders' meetings and records of all actions taken by shareholders without a meeting for the past three years; written communications to all shareholders generally or all shareholders of a class of series within the past three years, including the financial statements furnished for the last three years; a list of names and business street addresses of its current directors and officers; and its most recent annual report delivered to the Department of State.

Section 2. Shareholders' Inspection Rights. A shareholder is entitled to inspect and copy, during regular business hours at a reasonable location specified by the Corporation, any books and records of the Corporation. The shareholder must give the Corporation written notice of this demand at least five business days before the date on which he wishes to inspect and copy the record(s) The demand must be made in good faith and for a proper purpose. The shareholder must describe with reasonable particularity the purpose and the records he desires to inspect, and the records must be directly connected with this purpose. This Section does not affect the right of a shareholder to inspect and copy the shareholders, list described in this Article if the shareholder is in litigation with the Corporation. In such a case, the shareholder shall have the same rights as any other litigant to compel the production of corporate records for examination.

The Corporation may deny any demand for inspection if the demand was made for an improper purpose, or if the demanding shareholder has within the two years preceding his demand, sold or offered for sale any list of shareholders of the

Corporation or of any other corporation, has aided or abetted any person inprocuring any list of shareholders for that purpose, or has improperly used anyinformation secured through any prior examination of the records of this Corporation or any other corporation.

Section 3. Financial Statements for Shareholders. Unless modified by resolution of the shareholders within 120 days after the close of each fiscal year, the Corporation shall furnish its shareholders with annual financial statements which may be consolidated or combined statements of the Corporation and one or more of its subsidiaries, as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of cash flows for that year. If financial statements are prepared for the Corporation on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis.

If the annual financial statements are reported upon by a public accountant, his report must accompany them. If not, the statements must be accompanied by a statement of the President or the person responsible for the Corporation's accounting records stating his reasonable belief whether the statements were prepared on the basis of generally accepted accounting principles and, if not, describing the basis of preparation and describing any respects in which the statements  were not  prepared  on a basis  of  accounting  consistent  with the statements prepared for the preceding year. The Corporation shall mail the annual financial statements to each shareholder within 120 days after the close of each fiscal year or within such additional time thereafter as is reasonably necessary to enable the Corporation to prepare its financial statements. Thereafter, on written request from a shareholder who was not mailed the statements, the Corporation shall mail him the latest annual financial statements.

Section 4. Other Reports to Shareholders. If the Corporation indemnities or advances expenses to any director, officer, employee or agent otherwise than by court order or action by the shareholders or by an insurance carrier pursuant to insurance maintained by the Corporation, the Corporation shall report the indemnification or advance in writing to the shareholders with or prior to the meeting if the indemnification or advance occurs after the giving of the notice but prior to the time the annual meeting is held. This report shall include a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

     If the Corporation issues or authorizes the issuance of shares for promises render services in the future, the Corporation shall report in writing to the shareholders the number of shares authorized or issued, and the consideration received by the corporation, with or before the notice of the next shareholders' meeting.

                         ARTICLE VI. STOCK CERTIFICATES

Section 1. Issuance. The Board of Directors may authorize the issuance of some or all of the shares of any or all of its classes or series without certificates. Each certificate issued shall be signed by the President and the Secretary (or the Treasurer). The rights and obligations of shareholders are identical whether or not their shares are represented by certificates.

Section 2. Registered Shareholders. No certificate shall be issued for any share until the share is fully paid. The Corporation shall be entitled to treat the holder of record of shares as the holder in fact and, except as otherwise provided by law, shall not be bound to recognize any equitable or other claim to or interest in the shares.

Section 3. Transfer of Shares. Shares of the Corporation shall be transferred on its books only after the surrender to the Corporation of the share certificates duly endorsed by the holder of record or attorney-in-fact. If the surrendered certificates are canceled, new certificates shall be issued to the person entitled to them, and the transaction recorded on the books of the Corporation.

Section 4. Lost, Stolen or Destroyed Certificates. If a shareholder claims to have lost or destroyed a certificate of shares issued by the Corporation, a new certificate shall be issued upon the delivery to the corporation of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed, and, at the discretion of the Board of Directors, upon the deposit of a bond or other indemnity as the Board reasonably requires.

                          ARTICLE VII. INDEMNIFICATION

Section 1. Right to Indemnification. The Corporation hereby indemnifies each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of the corporation to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees, arising out of his or her status as a director, officer, agent, employee or representative. The foregoing right of indemnification shall not be exclusive of other right to which those seeking an indemnification may be entitled. The corporation may maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs and expenses, whether or not the Corporation would have the legal power to indemnify them directly against such liability.

Section 2. Advances. Costs, charges and expenses (including attorneys' fees) incurred by a person referred to in Section 1 of this Article in defending a civil or criminal proceeding shall be paid by the corporation in advance of the final disposition thereof upon receipt of an undertaking to repay all amounts advanced if it is ultimately determined that the person is not entitled to be indemnified by the Corporation as authorized by this article, and upon satisfaction of other conditions required by current or future legislation.

Section 3. Savings Clause. If this article or any portion of it is invalidated on any ground by a court of competent jurisdiction, the Corporation nevertheless indemnifies each person described in Section 1 of this Article to the fullest extent permitted by all portions of this Article that have not been invalidated and to the fullest extent permitted by law.

                             ARTICLE VIII AMENDMENT

     These Bylaws may be altered, amended or repealed, and new Bylaws adopted, by a majority vote of the directors or by a vote of the shareholder holding a majority of the shares.

     I certify that these are the Bylaws adopted by the Board of Directors of the Corporation.


/s/____________________________________
   Secretary

Dated: September 16, 1996

                                  EXHIBIT 10.4
                Addendum to Agreement/Cooperative Joint Venture

                      Xin Hai Technology Development Ltd.
                 Suite 210, Building B. No. 11, Wu Gen Lin Road
                        West District, City of Beijing,
                           Peoples' Republic of China


October 1, 1999

Infornet Investment, Ltd.
15th Floor, Hutchison House,
10 Harcourt Road
Hong Kong

Attention:  Ernest Cheung

Dear Sirs:

                     Re: Cooperative Joint Venture between
              Xin Hai Technology Development Ltd. ("Xin Hai") and
                     Infornet Investment, Ltd. ("Infornet")

We acknowledge that under Article 5 of the Cooperative Joint Venture Contract dated as of August 25, 1997, between our two companies (the "JV Contract"), that Infornet shall be responsible for making all the required capital contribution and external financing for the joint venture company as contemplated in Article 3 of the JV Contract.

We further acknowledge that, pursuant to Article 4 of the JV Contract, until such time as Infornet's total investment and interest from the external financing in the joint venture company has been fully recovered, the distribution of profits shall be in accordance with the following percentages:

         Infornet -- 80% of profits
          Xin Hai -- 20% of profits

Under Article 6 of the JV Contract, the board of directors of the joint venture company shall be composed of four directors, of which two shall be designated by Xin Hai and two by Infornet. In addition, unaminous approval of all the joint venture company directors shall be required before any decision is made concerning certain matters as listed in section 6.3 of Article 6 of the JV Contract.

In consideration of Infornet's sole responsibility for the capital contribution and external financing of the joint venture company and in order to ensure that the joint venture company may carry on its business in China in an efficient manner, Xin Hai hereby agrees that effective August 25, 1997 and continuing until such time as Infornet's total investment and interest from the external financing in the joint venture has been fully recovered, that Xin Hai will agree to nominate as its two directors in the joint venture company only those persons who have been selected and approved by Infornet.

                                      Sincerely,

                                      Xin Hai Technology Development Ltd.

                                      per: /s/
                                      Authorized Signatory